AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 2006
                                                   REGISTRATION NO. 333-103293


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-1

                         POST-EFFECTIVE AMENDMENT NO. 3
                                       TO
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------

                        PIONEER FINANCIAL SERVICES, INC.

             (Exact name of registrant as specified in its charter)

          MISSOURI                           6141                 44-0607504
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                        4700 BELLEVIEW AVENUE, SUITE 300
                          KANSAS CITY, MISSOURI 64112
                                 (816) 756-2020

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              WILLIAM D. SULLIVAN
                                    CHAIRMAN
                        4700 BELLEVIEW AVENUE, SUITE 300
                          KANSAS CITY, MISSOURI 64112
                                 (816) 756-2020

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------

                                   COPIES TO:

                                 JOHN A. GRANDA
                                 KENDA K. TOMES
                          STINSON MORRISON HECKER LLP
                               1201 WALNUT STREET
                          KANSAS CITY, MISSOURI 64106
                                 (816) 842-8600
                                ---------------

          Approximate date of commencement of proposed sale to public:
        As soon as practicable after this registration statement becomes effective.
                                ---------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective date registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                ---------------

                                     PIONEER
                                    FINANCIAL
                                    SERVICES
                      Since 1932


                          $25,000,000 Investment Notes
                          Minimum Investment of $1,000

     We are offering up to $25,000,000 in aggregate principal amount of our investment notes on a continuous basis. These investment notes are also referred to in this prospectus as notes or investment notes. As of September 30, 2005, we had sold or renewed $11,853,700 in aggregate principal amount of our notes. This offering will terminate on January 31, 2009 unless terminated earlier at our discretion. The notes will be offered in maturities ranging from 12 to 120 months, in principal amounts from $1,000 to $250,000, in increments of $1,000.

     We are offering the notes through our officers and employees without an underwriter and on a continuous basis. We do not have to sell any minimum amount of notes to accept and use the proceeds of this offering. There is no assurance that all or any portion of the remaining notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account, and thus you will not be entitled to the return of your investment. There is no public trading market for the notes and it is very unlikely that any trading market will develop, and no assurance can be given that the notes may be resold at any price. We have the right to reject any subscription, in whole or in part.

     We will disclose the interest rates at which notes will be offered, from time to time, in supplements to this prospectus. However, any such change will not affect the interest rate of any notes purchased prior to the effective date of the change. We will pay or compound interest on the notes annually. Holders of notes in a principal amount of $10,000 or more may elect to receive monthly interest payments in return for a 1/2% reduction in the interest rate of the note. Qualified investors may establish individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts with us in which to hold their notes.

     You should read this prospectus and the applicable prospectus supplement carefully before you invest in the notes.

     These notes are our unsecured, subordinated obligations. Payment of the notes is not insured or guaranteed by the Federal Deposit Insurance Corporation, any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to repay the notes upon maturity. We may redeem the notes in whole or in part any time prior to maturity at a price equal to the principal amount thereof plus accrued interest to the purchase date.

     See "Risk Factors" beginning on page 6 for certain factors you should consider before buying the notes.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities passed upon the accuracy or adequacy of this prospectus. Any representation of the contrary is a criminal offense.

                                           Underwriting Discount   Proceeds to
                        Price to Public        And Commission        Company
                        ---------------        --------------        -------

Per Investment Note.....     100%                 None                100%
Total...................     100%                 None            $25,000,000(1)

-----------
(1) We will receive all of the proceeds from the sale of the notes, which, if we sell all of the notes covered by this prospectus, we estimate will total approximately $24,095,500 after offering expenses.

                The date of this Prospectus is January 31, 2006.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.. .........................................................3
RISK FACTORS..................................................................6
FORWARD-LOOKING STATEMENTS...................................................10
USE OF PROCEEDS..............................................................10
SELECTED CONSOLIDATED FINANCIAL DATA.........................................12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
    RESULTS OF OPERATIONS....................................................13
BUSINESS.....................................................................25
MANAGEMENT...................................................................30
SUMMARY COMPENSATION TABLE...................................................31
CERTAIN TRANSACTIONS.........................................................31
PRINCIPAL SHAREHOLDERS.......................................................32
DESCRIPTION OF INVESTMENT NOTES..............................................33
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.....................36
PLAN OF DISTRIBUTION.........................................................38
NOTICE TO MISSOURI RESIDENTS.................................................38
VALIDITY OF INVESTMENT NOTES.................................................39
EXPERTS......................................................................39
WHERE YOU CAN FIND MORE INFORMATION..........................................39
INDEX TO FINANCIAL STATEMENTS................................................F-1
INDEX TO EXHIBITS...........................................................II-5


                                ---------------

     You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the notes.

                               PROSPECTUS SUMMARY

     This summary highlights selected information and does not contain all the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in "Where You Can Find More Information" on page 38 for information about us. In this prospectus, references to "Pioneer," "we," "us" and "our" refer to Pioneer Financial Services, Inc. and our subsidiaries.

                                  Our Company

     We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and over the Internet. We also purchase retail installment contracts from retail merchants that sell consumer goods to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We are not associated with, nor are our operations endorsed by, the U.S. military or U.S. Department of Defense.

     We also offer credit life, credit accident and health insurance to our loan customers. This insurance is issued by a non-affiliated insurance company. We also reinsure a portion of the credit accident and health insurance issued by this insurance company. We also sell roadside assistance packages and discount healthcare cards issued by an unaffiliated third party.

     We were incorporated in Missouri in 1932, and our principal corporate office is located at 4700 Belleview, Suite 300, Kansas City, Missouri 64112-1359. The telephone number at that address is (816) 756-2020. Information about us can be found at www.investpioneer.com. We do not intend for the information contained on this website to be a part of this prospectus.

                                  The Offering

Securities Offered         We are offering up to $25,000,000 in aggregate
                           principal amount of our investment notes. The notes are governed by an indenture between us and U.S. Bank
                           National Association, the trustee for the notes. The notes have maturities ranging from 12 to 120 months.
                           The notes do not have the benefit of a sinking fund.
                           See "Description of Investment Notes -- General".

Interest Rate and Payment  The interest rate on each note will be based upon current market conditions, our financial requirements, principal amount of the note and the term to maturity chosen by the purchaser. Interest will begin to accrue on the date we issue the note. At the option of the note holder, we will pay or compound interest annually. Holders of notes in a principal amount of $10,000 or more may elect to receive monthly interest payments in return for a 1/2% reduction in the interest rate of the note. Once issued, the interest rate applicable to a note will not change prior to maturity. See "Description of Investment Notes -- Interest".

Maturity and Renewal       The notes will mature on the date specified on the
                           investment note certificate. So long as there is an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes upon maturity unless they are presented for payment by the holder. The principal amount of the renewed note will equal the principal amount of the note on the maturity, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. At least 20 days prior to the maturity date of a note, we will send the note holder a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and a copy of the current prospectus for the notes. The notice will also state the place where the note may be surrendered for payment.

Redemption at Our Option   We may redeem the notes at our option, in whole or in
                           part, at any time prior to maturity, at a price equal to 100% of the principal amount of the notes, plus accrued interest on a daily basis to the redemption date. Notes may not be redeemed by note holders prior to maturity. See
                           "Description of Investment Notes -- Redemption at the
                           Option of Pioneer".

Subordination              Upon the maturity of our senior indebtedness, by
                           lapse of time, acceleration or otherwise, all of our senior indebtedness must be paid in full before any payment is made upon the notes. "Senior indebtedness" is generally defined under the indenture as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the notes. The notes are equal in right of payment to all of our outstanding junior subordinated debentures issued prior to November 1, 2002 to Missouri residents only. There are no restrictions in the indenture that would prevent us from incurring additional senior indebtedness or other indebtedness.
                           As of September 30, 2005, we had approximately
                           $179,597,000 of senior indebtedness outstanding and approximately $25,125,000 of investment notes outstanding. See "Description of Investment Notes --
                           Subordination".

Events of Default          Under the indenture, an event of default is generally
                           defined as a default in the payment of principal or interest on the notes that is not cured after 10 days written notice, our becoming subject to certain events of bankruptcy or insolvency, or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions      Transfer of a note is effective only upon the receipt
                           of valid transfer instructions by the registrar from the note holder of record.

Types of Accounts          We are qualified to serve as custodian for IRAs,
                           SEPs, Roth IRAs, and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.

Trustee U.S. Bank National Association is a trust company organized and existing under the laws of the state of Missouri.

Use of Proceeds            If all the notes offered by this prospectus are sold
                           we expect to receive approximately $24,095,500 in net proceeds after deducting all costs and expenses associated with this offering. We intend to use substantially all of the cash proceeds from this offering to fund the origination of consumer loans and the purchase of retail installment contracts. To date we have received approximately $10,949,200 in net proceeds and have used $10,949,200 to fund the origination of consumer loans, the purchase of retail installment contracts, general working capital and general corporate purposes.

Risk Factors               See "Risk Factors" beginning on page 6 and other
                           information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the notes.

                      Summary Consolidated Financial Data

     The following table summarizes the financial data of our business. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The data as of, and for the fiscal years ended September 30, 2005, 2004, 2003, 2002 and 2001 has been derived from our audited consolidated financial statements and related notes.

                                  As of, and for the Years Ended, September 30,
                                  ---------------------------------------------
                                  2005      2004      2003      2002      2001
                                  ----      ----      ----      ----      ----
                                                  (dollars in thousands)
Consolidated Balance Sheet Data:
Finance receivables, net (1)...  $233,188  $187,166  $156,674  $152,790 $132,893
Total assets...................  $247,340  $198,272  $165,842  $159,997 $141,328
Senior indebtedness (2)........  $179,597  $137,146  $111,764  $110,643 $ 96,157
Investment notes...............  $ 25,125  $ 23,222  $ 21,437  $ 21,396 $ 20,973
Total liabilities..............  $215,268  $172,378  $145,086  $142,677 $126,467
Stockholder's equity...........  $ 32,072  $ 25,894  $ 20,756  $ 17,320 $ 14,861

Consolidated Statement of
Operations Data:
Finance income.................. $ 63,182  $ 54,059  $ 50,003  $ 45,884 $ 38,965
Insurance premiums and
  commissions................... $  4,922  $  5,120  $  5,288  $  4,652 $  4,561
Total revenue................... $ 69,354  $ 60,875  $ 56,937  $ 52,291 $ 45,122
Provision for credit losses..... $ 13,044  $ 10,588  $ 12,168  $ 10,594 $  8,264
Interest expense................ $ 10,995  $  9,063  $  9,325  $  9,599 $  9,455
Income before income taxes...... $ 11,043  $  9,124  $  6,119  $  4,509 $  3,350
Net income...................... $  7,168  $  5,988  $  3,980  $  2,864 $  2,140
Ratio of earnings to fixed
   charges (3).................     1.96      1.96      1.62      1.44     1.34
................
----------------------

(1)  Net of allowance for credit losses.

(2) Consists of bank debt outstanding under our senior lending agreement and debt to our parent under a revolving line.

(3) The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of this ratio, "earnings" is determined by adding pretax income to "fixed charges." For this purpose, "fixed charges" consists of interest on all indebtedness and an interest factor attributable to rentals.

                                  RISK FACTORS

     Our operations and your investment in the notes are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the notes could be materially adversely affected.

          Lending exclusively to the military market may result in higher delinquencies in our loan portfolio, which could result in a reduction in profitability and impair our ability to pay interest and principal on the notes.

     A large portion of our customers are unable to obtain financing from traditional sources, due to factors such as their age, frequent relocations and lack of credit history, which may not allow them to build relationships with sources such as commercial banks. Historically, we have experienced higher delinquency rates than traditional financial institutions. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses on the loans we originate or purchase would reduce our profitability, which could restrict our ability to pay interest and principal on the investment notes.

          An increase in market interest rates may result in a reduction in our profitability and impair our ability to pay interest and principal on the notes.

     Sustained, significant increases in interest rates could unfavorably impact our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding bank debt and debentures. Any significant reduction in our profitability would diminish our ability to pay interest and principal on the notes.

          Acts of war or terrorist attacks in the United States may cause disruption in our business and may adversely affect the markets in which we operate, which could affect our profitability and our ability to pay interest and principal on the investment notes.

     Terrorist attacks in the United States in September 2001 caused major instability in the U.S. financial markets. Additional attacks and the response of the U.S. government may lead to additional armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial markets and may contribute to a further decline in economic conditions. In addition, the involvement of military personnel in armed hostilities may reduce the demand for our products and services or increase payment delinquencies and therefore reduce our revenues, possibly without immediate comparable reductions in overhead. To the extent these events occur, our profitability and cash flow could be reduced and our ability to pay interest and principal on the investment notes could be impaired.

          If an event of default or a breach of our senior lending agreement occurs, we may not be able to pay interest and principal on the notes.

     Our senior lending agreement contains numerous covenants and restrictions, including the following:

     o    a requirement that we maintain a certain allowance for credit losses

     o a requirement that we maintain a certain senior indebtedness to tangible net worth ratio as of the end of each fiscal quarter

     o a requirement that we maintain a certain senior indebtedness to net receivable ratio as of the end of each fiscal quarter

     o    a requirement that we maintain a minimum amount of capital

     o a limitation on the incurrence of additional debt for borrowed money, except for the issuance of the notes

     o    a prohibition on us pledging any assets to secure any other debt

     In the event we violate one of the covenants or restrictions in our senior lending agreement resulting in an event of default, our various loans under the senior lending agreement may become immediately due and payable. As a result, we may be required to liquidate some or all of our assets, including our portfolio of consumer loans and retail installment contracts for an amount less than the fair market or book value of those assets. As a result, we may not have sufficient funds to pay outstanding interest and principal on the notes. Furthermore, if we breach certain financial covenants in our senior lending agreement, the banks would have the right to receive 80% of all payments we receive on our consumer loans and retail installment contracts. If the banks exercised this right, we would receive only 20% of our cash flow and thus our ability to make interest and principal payments on the notes could be impaired.

          Our notes are not insured or guaranteed by any third party, and we are not subject to regulatory requirements designed to protect investors.

     Our notes are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the notes. If these sources are inadequate, you could lose your entire investment.

          Because the notes are not secured by any collateral, you are dependent upon our successful operations to service the interest and principal payments on the notes.

     Substantially all of our assets have been pledged to our banks to secure our borrowings under our senior lending agreement. Accordingly, in the event of a default under our senior lending agreement, it is likely that our assets would be liquidated to repay our bank debt. Therefore, repayment of the notes is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

          Payment on the notes is subordinate to the payment of all outstanding senior indebtedness, and the indenture does not limit the amount of senior indebtedness we may incur.

     The notes are subordinate and junior to any and all senior indebtedness (defined generally as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the notes, including bank debt), and they rank equal in payment priority with our junior subordinated debentures issued prior to November 1, 2002 and only to Missouri residents. There are no restrictions in the indenture regarding the amount of senior indebtedness or other indebtedness that we or our subsidiaries may incur. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of our senior indebtedness have first right to receive payment in full prior to any payments being made to any note holders. Therefore, you would only be repaid if funds remain after the repayment of our senior indebtedness. As of September 30, 2005, we had approximately $179.6 million of senior indebtedness outstanding.

          Payment of interest and principal on the notes is effectively subordinate to the payment of the unsecured creditors of our subsidiaries.

     Substantially all of our assets are held by our subsidiaries. As a result, in the event of the liquidation of any of our subsidiaries, all the creditors of our subsidiaries would be paid prior to the subsidiary distributing any amounts to us. While our senior lending agreement limits the amount of debt that our subsidiaries may incur, if our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the notes would be impaired.

          If a large number of our borrowers are wounded in combat, our profits may be adversely affected.

     Our wholly-owned subsidiary reinsures a portion of the credit accident and health insurance policies issued on the borrowers for the loans we originate. These policies pay the loan payments as they become due during a customer's disability due to illness or injury, including war-related injuries. Therefore, if a large number of our borrowers are injured and disabled in combat, the profitability of our insurance subsidiary would be impaired, which could impair our ability to pay interest and principal on the investment notes.

          The notes contain a renewal feature which could result in the extension of the maturity of the notes and a lower interest rate being paid.

     The notes contain a renewal provision that allows us to extend the maturity date of the notes and to reset the interest rate to the then current rate unless you provide us with written notice that you want your note paid within 20 days after the maturity date of the note. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of the renewed note will be equal to the original term of the note, and the interest rate on the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. Therefore, if you fail to take action, you will be required to maintain your investment in us beyond the original maturity date of the note. Further, because the interest rate we pay on notes depends on a number of factors, the interest rate on a renewed note may be lower than the interest rate on the original note.

          Our operations are not subject to regulatory requirements designed to protect investors.

     Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our notes does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon the successful operation of our business. To the extent that we do not successfully operate our business, our ability to pay interest and principal on the notes will be impaired.

          The indenture does not contain extensive covenants to protect your investment in the notes.

     The notes do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the indenture does not contain any restrictions on our ability to create or incur senior indebtedness or other indebtedness or to pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to pay interest and principal on the notes. The indenture does not contain provisions that permit note holders to require that we redeem the notes if there is a takeover, recapitalization or similar restructuring. In addition, the indenture does not contain covenants specifically designed to protect note holders if we engage in a highly leveraged transaction.

          Your investment in the notes is illiquid and your ability to transfer the note may be limited.

     The notes will not be listed on a national securities exchange or authorized for quotation on The Nasdaq Stock Market. Further, it is very unlikely that any trading market for the notes will develop. You have no right to require redemption of the notes, and there is no assurance that the notes will be readily accepted as collateral for loans. Due to the lack of a market for the notes and the company's redemption rights, we cannot assure you that you would be able to sell the notes or, if you are able to sell them, to sell them for a profit. You should only purchase these notes if you do not have the need for liquidity for the amount invested in, and the interest payable on, the notes.

          We are subject to many laws and governmental regulations, and any changes in these laws or regulations may materially adversely affect our financial condition and business operations.

     Our operations are subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations which, among other things, require that we obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges we may impose. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that we are or that any change in such laws, or in the interpretations thereof, will not make our compliance therewith more difficult or expensive or otherwise adversely affect our financial condition or business operations.

     We are subject to regulation by states where our lending subsidiaries are located. At this time, we are not subject to consumer lending regulation in the states in which we only have retail offices. If this were to change in the future, any resulting regulation by the states in which we only have retail offices could adversely impact our operating costs and our ability to repay the investment notes.

          Almost all of our borrowers are active duty military or federal government employees who could be instructed not to do business with us, or their access to the Government Allotment System could be denied.

     When they deem it to be in the best interest of their personnel, military commanders and supervisors of federal employees may instruct their personnel, formally or informally, not to patronize a business. If military commanders or federal employee supervisors at any given level determine one or more of our retail offices or our Internet site to be off limits, we would be unable to do new business with the potential customers they command or supervise. Additionally, approximately 62.0% of our borrowers make their monthly loan payments through the Government Allotment System. Military commanders or federal employee supervisors could deny those they command or supervise access to these programs, increasing our credit risk. Without access to sufficient new customers or to the Government Allotment System, we may be forced to discontinue lending and liquidate our portfolio of consumer loans and retail installment contracts.

          Our profitability and future growth depend on our continued access to bank debt.

     The profitability and growth of our business currently depends on our ability to access bank debt at competitive rates, and we cannot guarantee that such financing will be available in the future. Our bank debt is comprised of individual loans from banks, which are party to our senior lending agreement. This senior lending agreement is an uncommitted facility which provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. No bank has an obligation to make any additional future loans to us. As of September 30, 2005, we could request up to $18.2 million in additional funds pursuant to the terms of the senior lending agreement signed October 1, 2003 and remain in compliance with the terms of our senior lending agreement. No bank, however, has any contractual obligation to lend us these additional funds. If we are unable to renew or replace our bank debt or find alternative financing at reasonable rates, we may be forced to liquidate. If we are forced to liquidate, there can be no assurance that we will be able to pay the interest and principal on the investment notes.

          If a customer leaves the military prior to repaying our loan, there is an increased risk that our loan will not be repaid.

     The terms of repayment on the loans we make are generally structured so the entire loan amount is repaid prior to the customer's estimated separation from the military. If, however, a customer unexpectedly leaves the military or other events occur which result in the loan not being repaid prior to our customer's departure from the military, there is an increased chance that our loan will not be repaid. Because we do not know whether or when a customer will leave the military early, we cannot institute policies or procedures to ensure that the entire loan is repaid before the customer leaves the military. As of September 30, 2005, we had approximately 5,300 customers who separated from the military prior to repaying our loan and who in the aggregate owed us approximately $9.9 million. Based on historical charge-off models, management believes this could result in approximately $5.6 million in charge-offs. If that amount increases or the number of our customers who separate from the military prior to their scheduled separation date materially increases, our charge-offs may increase.

          There is no sinking fund to ensure repayment of the notes on maturity.

     We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the notes upon maturity. Because funds are not set aside periodically for the repayment of the notes over their term, note holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans, the sale of notes and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the notes, you may lose all or a part of your investment.

          Additional competition may decrease our profitability, which would adversely affect our ability to repay the investment notes.

     We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay our notes.

          If we redeem or fail to renew the notes, you may not be able to reinvest the proceeds at comparable rates.

     We, at our option, may at any time redeem all or a portion of the outstanding notes for payment prior to their maturity. If we purchase fewer than all of the outstanding notes, we will determine the notes to be purchased in our sole discretion. The notes will be purchased at a purchase price equal to 100% of the principal amount plus any accrued but unpaid interest. In addition, while we have the right to renew the notes if you fail to timely provide us with written notice that you want your note paid, we may elect to repay your note in full upon maturity. In the event we redeem or fail to renew your notes, you would have the risk of reinvesting the proceeds at the then-current market rates which may be higher or lower.

          We do not have a firm underwriting commitment for this offering. Therefore, there can be no assurance that the total principal amount of the notes will be sold.

     We are offering the notes through our officers and employees without a firm underwriting commitment. While we intend to sell up to $25,000,000 in principal amount of notes, there is no minimum amount of proceeds that must be received from the sale of notes in order to accept proceeds from notes actually sold. As of September 30, 2005, we had sold or renewed an aggregate of $11.9 million in principal amount of notes. Accordingly, no assurance can be given that the total principal amount of notes will be sold.

          The laws and regulations of the Arizona insurance authorities may restrict our reinsurance subsidiary's ability to distribute available cash to us.

     The operations of our wholly-owned reinsurance subsidiary are subject to the laws and regulations of the insurance authorities in the state of Arizona. Among other things, these laws and regulations place restrictions on the amount of dividends that our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. As of September 30, 2005, our reinsurance subsidiary had the ability to pay us up to $1,195,827 in dividends pursuant to these laws and regulations. If our reinsurance subsidiary does not continue to satisfy these requirements, it may be prohibited from distributing available cash to us, which may in turn impair our ability to pay interest and principal on the notes.

          We are controlled by a single shareholder.

     As of September 30, 2005, our sole shareholder, Pioneer Financial Industries, Inc., owned all of the outstanding shares of our capital stock. Various trusts controlled by William D. Sullivan control Pioneer Financial Industries, Inc. Accordingly, Mr. Sullivan will be able to exercise significant control over our affairs including, but not limited to, the election of directors, operational decisions and decisions regarding the debentures. Our senior lending agreement limits the amounts that we can pay to our parent each year. In fiscal 2005, the senior lending agreement prohibits us from paying our parent more than $713,300 for strategic planning services, professional services, product identification and branding and service charges. Other than the covenants contained in our senior lending agreement, there are no other contractual or regulatory limits on the amounts we can pay to our parent or other affiliates.

          Loss of key personnel could have an adverse effect on our operations.

     The loss of certain key personnel could adversely affect our operations. Our success depends in large part on the retention of a limited number of key persons, including: William D. Sullivan, our Chief Executive Officer, and Thomas
H. Holcom, Jr., our President. We will likely undergo a difficult transition period if we lose the services of either or both of these individuals.

          Risk of loss of material vendor.

     Portions of our marketing efforts are dependent on the services provided by certain vendors. If those marketing efforts are unsuccessful or if we lose the relationship with these third party vendors, we may experience a reduction in our originations of loans. Such reduction may have an adverse impact on our results of operation and financial condition. See "Business--General".

                           FORWARD-LOOKING STATEMENTS

     This prospectus and related prospectus supplement contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements appear in a number of places in this report and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this report. If any of the events described in "Risk Factors" occur, they could have an adverse effect on our business, financial condition and results of operation. When considering forward-looking statements, you should keep these factors in mind as well as the other cautionary statements in this report. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

                                USE OF PROCEEDS

     If we sell all of the notes offered by this prospectus, we estimate that the net proceeds will be approximately $24,095,500 after deduction of estimated offering expenses of $904,500. We will pay all of the expenses related to this offering. Some of the notes covered by this prospectus, however, will be issued to renew notes which mature within 24 months of the date of this prospectus, and we will not receive any additional cash proceeds upon the issuance of those notes. We do not expect that a material amount of notes will be issued to renew maturing notes. As of September 30, 2005, the aggregate proceeds received from the sale of notes were $11,853,700, resulting in approximately $10,949,200 in net proceeds to us after the payment of expenses.

     These cash proceeds will be received in varying amounts from time to time over the remaining life of the offering. We expect to use the net cash proceeds from the sale of the notes first to fund the origination of consumer loans, second to fund the purchase of retail installment contracts and third for working capital and other general corporate purposes. While the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements, we do not anticipate using more than 15% of the aggregate net proceeds from the offering for working capital and other general corporate purposes.

     There is no minimum number or amount of notes that we must sell to receive and use the proceeds from the sale of notes, and there can be no assurance that the total principal amount of the notes will be sold. If we receive substantially less than the estimated amount of net proceeds, we will pursue alternative sources of capital, including the securitization of our finance receivable portfolio, a private placement of debt or equity or an initial public offering of our equity. If we are unable to find alternative sources of capital, we will not be able to grow our business in accordance with our business plan. Currently, however, our management believes that our business will not be materially and adversely affected if we do not sell any of the notes offered by this prospectus for approximately the next 12 months.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes, with other financial data included in this report and with "Management's Discussion and Analysis of Financial Condition and Results of Operation". The data as of, and for the fiscal years ended September 30, 2005, 2004, 2003, 2002 and 2001 has been derived from our audited consolidated financial statements and related notes.

                                     As of, and For the Years Ended September 30,
                                    ----------------------------------------------
                                    2005      2004      2003      2002      2001
                                  --------  --------  --------  --------  --------
                                (dollars in thousands, except per share amounts)
Consolidated Balance Sheet Data:
Finance receivables (1).........  $247,190  $198,407  $165,895  $159,011  $137,314
Allowance for credit losses.....  $(14,002) $(11,241) $ (9,221) $ (6,221) $ (4,421)
Total assets....................  $247,340  $198,272  $165,842  $159,997  $141,328
Senior indebtedness:
  Revolving lines of credit (2).  $ 15,624  $ 15,234  $ 12,293  $ 12,718  $ 12,310
Amortizing term notes...........  $163,973  $121,912  $ 99,471  $ 97,925  $ 83,847
Investment Notes ...............  $ 25,125  $ 23,222  $ 21,437  $ 21,396  $ 20,973
Total equity....................  $ 32,072  $ 25,894  $ 20,756  $ 17,320  $ 14,861
Consolidated Statement of
  Operations Data:
Revenue:
Finance income..................  $ 63,182  $ 54,059  $ 50,003  $ 45,884  $ 38,965
Insurance premiums and
commissions.....................     4,922     5,120     5,288     4,652     4,561
Other income, fees and
commissions.....................     1,250     1,696     1,646     1,755     1,596
                                  --------  --------  --------  --------  --------
Total revenue...................    69,354    60,875    56,937    52,291    45,122
Provision for credit losses.....    13,044    10,588    12,168    10,594     8,264
Interest expense................    10,995     9,063     9,325     9,599     9,455
                                  --------  --------  --------  --------  --------
Net revenue.....................    45,315    41,224    35,444    32,098    27,403
Operating expenses..............    34,272    32,101    29,325    27,589    24,052
                                  --------  --------  --------  --------  --------
Income before income taxes......    11,043     9,124     6,119     4,509     3,351
Provision for income taxes......     3,875     3,136     2,139     1,645     1,210
                                  --------  --------  --------  --------  --------
Net income......................  $  7,168  $  5,988  $  3,980  $  2,864  $  2,141
                                  ========  ========  ========  ========  ========
Net income per share:
Basic and diluted...............  $ 418.30  $ 349.43  $ 232.25  $ 167.14  $ 124.91
                                  ========  ========  ========  ========  ========
  Cash dividends per common share $  58.40  $  49.61  $  31.75  $  23.63  $  20.39
                                  ========  ========  ========  ========  ========

----------------
(1) Finance receivables balances are presented net of unearned finance charges, unearned insurance commissions and discounts on purchases of retail installment contracts.

(2) Includes debt to our parent under a revolving line of credit of $1,659,396, $2,613,823, $1,712,841, $1,941,831, and $1,839,521 as of September 30, 2005,
2004, 2003, 2002 and 2001, respectively.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information under "Selected Consolidated Financial Data" and our audited consolidated financial statements and related notes and other financial data included elsewhere in this prospectus.

Overview

     We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and over the Internet. We also purchase retail installment sales contracts from retail merchants who sell consumer goods to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We refer to these consumer loans and retail installment contracts as finance receivables.

     Our finance receivables are effectively unsecured. See "Business--Lending Activities." Our finance receivables have fixed interest rates and typically have a maturity of less than 48 months. During fiscal 2005, the size of our average finance receivable at origination was approximately $3,400. A large portion of our customers are unable to obtain financing from traditional sources, due to factors such as their age, frequent relocations and lack of credit history, which may not allow them to build relationships with sources such as commercial banks.

     Further improvement of our profitability is dependent upon the growth in our finance receivables, the maintenance of loan quality, acceptable levels of borrowing costs and operating expenses and the ongoing introduction of innovative new products and services to our customer base. Since September 30, 2000, finance receivables have increased at a 14.1% annual compounded rate from $127.7 million to $247.2 million at September 30, 2005. The aggregate finance receivable increase of 24.6% for fiscal year 2005 is attributable in part to the presence of third party marketing agreements entered into in October 2003 with companies that market and sell products over the Internet to military service members. These agreements have expanded our ability to help additional military customers who need financing to effectuate Internet purchases as well as other needs. We plan to continue to pursue innovative and efficient methods to distribute our loans, including looking for opportunities to expand the Internet portion of our business and adding new retail offices as we evaluate new military markets and possible products. See "--Results of Operations" and "--Loan Origination".

Sources of Income

     We derive revenues and resulting income from finance income derived from direct consumer lending and retail installment contracts, commissions earned on the sale of credit insurance products, credit reinsurance premiums, and commissions earned on the sale of ancillary products and services. For purposes of the following discussion, "revenues" means the sum of our finance income, insurance premiums and commissions and other income.

     Direct Lending. Our finance income from direct loans to customers consists of interest and fees paid by the customer. Our interest income is based on the risk adjusted interest rates we charge customers for loans. Interest rates vary from loan to loan based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Substantially all of the fee income we derive from these loans consists of origination, prepayment and late fees. Finance income from our direct lending business comprised approximately 83.9% of our total revenues in fiscal 2005, 81.6% of our revenues in fiscal 2004 and 80.9% of our revenues in fiscal 2003. See "Business--Lending Activities".

     Retail Installment Contracts. We purchase retail installment contracts from approximately 77 retail merchants. Retail installment contracts are notes receivable generated by a single purchase of consumer goods. Our revenue from retail installment contracts consists of interest and fees. Like our direct loans, interest rates charged on retail sales contracts vary from contract to contract based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Substantially all of the fee income we derive from retail installment contracts consists of prepayment and late fees. Interest and fee income from retail installment contracts comprised approximately 7.2% of our total revenues in fiscal 2005. See "Business--Lending Activities".

     Credit Insurance Commissions. We sell credit life and credit accident and health insurance to be purchased at our customers' discretion. Our income from the sale of these products consists of commissions paid to us by an unaffiliated insurance company that issues the policies. The commission rates are based on a pre-negotiated schedule. Commissions are recognized ratably over the life of the policy. Credit insurance commissions comprised approximately 5.5% of our total revenues in fiscal 2005. See "Business--Insurance Operations". The sale of credit property insurance was discontinued in the fourth quarter of fiscal year 2005 as management determined that we should refine the installment loan program in order to continue as a responsible alternative in an increasingly competitive military lending market. Secured lending is now limited to loans that are secured by real property and/or titled vehicles. The majority of loans will continue to be unsecured and we no longer accept other personal property as security for secured loans. We will continue to earn commission revenue throughout the term of the property insurance policies sold prior to the fourth quarter.

     Credit Reinsurance Premiums. We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance sold at the customer's option in connection with loans we make. A portion of the premiums for policies that we sell for the unaffiliated insurance company are ceded to one of our subsidiaries, providing us with an additional source of revenue. Net credit reinsurance premiums comprised approximately 1.6% of our total revenues in fiscal 2005. The liability we establish for possible losses related to our reinsurance operations and the corresponding charges to our income to maintain this amount are immaterial to our overall business. See "Business--Insurance Operations".

     Ancillary Products and Services. We also sell non-loan related products and services including roadside assistance programs and discount healthcare cards. Our revenues from the sale of these products and services consists of commissions paid by an unaffiliated company. These sales commissions comprised approximately 1.7% of our total revenues in fiscal 2005.

Finance Receivables

     Our finance receivables are comprised of direct loans and retail installment contracts. The following table sets forth the five-year history of certain information about the components of our finance receivables as of the ends of the periods presented:

                                 As of, and For the Years Ended, September 30
                            ---------------------------------------------------
                               2005      2004       2003      2002       2001
                            --------  --------   --------   --------   --------
                             (dollars in thousands, except average note balance)
Finance Receivables:
Finance receivables balance $247,190  $198,407   $165,895   $159,011   $137,314
Average note balance....... $  2,523  $  2,403   $  2,117   $  1,946   $  1,753
Total finance income....... $ 63,182  $ 54,059   $ 50,003   $ 45,884   $ 38,965
Total number of notes......   97,958    82,565     78,364     81,726     78,316

Direct Loans:
Finance receivables balance $223,927  $176,691   $147,095   $139,664   $117,098
Percent of finance
receivables................    90.59%    89.05%     88.67%     87.83%     85.28%
Average note balance....... $  2,607  $  2,446   $  2,123   $  1,959   $  1,767
Number of notes............   85,887    72,242     69,291     71,302     66,264

Retail Installment
Contracts:
Finance receivables balance $ 23,263  $ 21,716   $ 18,800   $ 19,348   $ 20,216
Percent of finance
receivables................     9.41%    10.95%     11.33%     12.17%     14.72%
Average note balance....... $  1,927  $  2,104   $  2,072   $  1,856   $  1,677
Number of notes............   12,071    10,323      9,073     10,424     12,052


Net Interest Margin

     The principal component of our profitability is our net interest margin, which is the difference between the interest we earn on finance receivables and the interest we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while in other states competitive market conditions establish the interest rates we may charge. Differences also exist in the interest rates we earn on the various components of our finance receivable portfolio.

     Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. See "Risk Factors--An increase in market interest rates may result in a reduction in our profitability and impair our ability to pay interest and principal on the notes".

     The following table presents a five-year history of important data relating to our net interest margin as of, and for the years ended September 30, 2005, 2004, 2003, 2002 and 2001:

                                  As of, and for the Years Ended, September 30,
                                ------------------------------------------------
                                 2005       2004      2003      2002      2001
                                --------  --------  --------  --------  -------
                                               (dollars in thousands)

Finance receivables balance     $247,190  $198,407  $165,895  $159,011  $137,314
Average finance receivables     $222,567  $180,858  $164,578  $149,729  $131,741
Average interest bearing
  liabilities (1)...........    $178,881  $144,179  $131,483  $125,561  $111,195
Total finance income .......    $ 63,182  $ 54,059  $ 50,003  $ 45,884  $ 38,965
Total interest expense .....    $ 10,995  $  9,063  $  9,325  $  9,599  $  9,455

---------------------------
(1) Averages are computed using month-end balances.


Results of Operations

     Year Ended September 30, 2005 Compared to Year Ended September 30, 2004.

     Finance Receivables. Our aggregate finance receivables grew 24.6% during fiscal 2005 to $247.2 million on September 30, 2005 from $198.4 on September 30, 2004. This growth was due primarily to increases in finance receivables from our Internet subsidiary, which receivables grew by more than $49.9 million or 59.3% from $84.2 million in fiscal 2004 to $134.1 million in fiscal 2005. The Internet is a lower-cost method of loan origination and proceed distribution, and we plan to continue the growth of this distribution channel in the future.

     Total Revenues. Total revenues in fiscal 2005 increased to $69.4 million from $60.9 million in fiscal 2004, an increase of $8.5 million or 14.0%. These revenues consisted of:

     o Finance income in fiscal 2005 increased to $63.2 million from $54.1 million in fiscal 2004, an increase of $9.1 million or 16.8%. Our average finance receivables increased 22.9% during 2005. The increase in finance receivables was primarily attributable to an increase in our loan originations and our average loan size due to the higher credit worthiness of our customers with higher military rank.

     o Insurance premium and commission revenues in fiscal 2005 decreased to $4.9 million from $5.1 million in fiscal 2004, a decrease of $.2 million or 3.9%. This decline was due to a reduced number of policies reinsured with our subsidiary by an unaffiliated insurance carrier over the course of the year.

     Provision for Credit Losses. Provision for credit losses in fiscal 2005 increased to $13.0 million from $10.6 million in fiscal 2004, an increase of $2.4 million or 22.6%. As our average direct loan portfolio grew by 24.2%, the net charge-offs incurred in connection with our finance receivables in fiscal 2005 also increased to $10.3 million from $8.6 million in fiscal 2004, an increase of $1.7 million or 19.8%. Net charge-offs were 4.6% of the average finance receivable balance for fiscal 2005 compared to 4.7% in fiscal 2004. Finance receivable balances 60-days or more past due as a percentage of finance receivables was approximately 4.8% at September 30, 2005, compared to 2.9% at September 30, 2004. Our allowance for credit losses at September 30, 2005 increased to $14.0 million from $11.2 million at September 30, 2004, an increase of $2.8 million or 25.0%. This increase reflects the 24.6% growth in our aggregate finance receivables during fiscal 2005, the increase of 1,700 customers leaving the military prior to repaying their loan and our continuing concern regarding the uncertainty surrounding Middle-East hostilities. If this situation were to continue to result in a protracted war, the involvement of the military personnel in armed hostilities may increase payment delinquencies and charge-offs. See "Risk Factors--If a large number of our borrowers are wounded in combat, our profits may be adversely affected"; "Risk

Factors--If a customer leaves the military prior to repaying our loan, there is an increased risk that our loan will not be repaid".

     Interest Expense. Interest expense in fiscal 2005 increased to $11.0 million from $9.1 million in fiscal 2004, an increase of $1.9 million or 20.9%. Our average interest bearing liabilities increased by $34.7 million or 24.1% during fiscal 2005. However, this increase was slightly offset by a decrease in the effective interest rate on our debt portfolio due to the large number of notes which were issued at more favorable rates than those that we can purchase today. The weighted average interest rate on our debt decreased to 6.1% in fiscal 2005 from 6.3% in fiscal 2004.

     Operating Expenses. Operating expenses in fiscal 2005 increased to $34.3 million from $32.1 million in fiscal 2004, an increase of $2.2 million or 6.9%. This increase was primarily due to higher third party marketing costs of $1.1 million, the cost of implementation of an enterprise wide loan processing system of $.6 million and a $.5 million increase in professional fees due to ongoing business matters that occur in the normal course of business.

     Net Income. In fiscal 2005, income before income taxes was $11.0 million and net income was $7.2 million as compared to fiscal 2004 income before income taxes of $9.1 million and net income of $6.0 million.

     Year Ended September 30, 2004 Compared to Year Ended September 30, 2003.

     Finance Receivables. Our aggregate finance receivables grew 19.6% during fiscal 2004 to $198.4 million on September 30, 2004 from $165.9 on September 30, 2003. This growth was due primarily to increases in finance receivables from our Internet subsidiary, which receivables grew by more than $25.4 million or 43.2% from $58.8 million in fiscal 2003 to $84.2 million in fiscal 2004. The Internet is a lower-cost method of loan origination and proceed distribution, and we plan to continue the growth of this distribution channel in the future.

     Total Revenues. Total revenues in fiscal 2004 increased to $60.9 million from $56.9 million in fiscal 2003, an increase of $4.0 million or 6.9%. These revenues consisted of:

     o Finance income in fiscal 2004 increased to $54.1 million from $50.0 million in fiscal 2003, an increase of $4.1 million or 8.1%. Our average finance receivables increase 9.8% during 2004. The increase in finance receivables was primarily attributable to an increase in our loan originations and our average loan size due to the higher credit worthiness of our customers with higher military rank.

     o Insurance premium and commission revenues in fiscal 2004 decreased to $5.1 million from $5.3 million in fiscal 2003, a decrease of $.2 million or 3.2%. This decline was due to a reduced number of policies reinsured with our subsidiary by an unaffiliated insurance carrier over the course of the year.

     Provision for Credit Losses. Provision for credit losses in fiscal 2004 decreased to $10.6 million from $12.2 million in fiscal 2003, a decrease of $1.6 million or 13.0%. While our average direct loan portfolio grew by 9.8%, the net charge-offs incurred in connection with our finance receivables in fiscal 2004 decreased to $8.6 million from $9.2 million in fiscal 2003, a decrease of $.6 million or 6.5%. Net charge-offs were 4.7% of the average finance receivable balance for fiscal 2004 compared to 5.8% in fiscal 2003. The decrease in net charge-offs resulted from enhanced collection processes implemented in fiscal 2004. Finance receivable balances 60-days or more past due as a percentage of finance receivables was approximately 2.9% at both September 30, 2004 and 2003. Our allowance for credit losses at September 30, 2004 increased to $11.2 million from $9.2 million at September 30, 2003, an increase of $2.0 million or 21.9%. This increase reflects the 19.6% growth in our aggregate finance receivables during fiscal 2004 and our continuing concern regarding the uncertainty surrounding Middle-East hostilities. If this situation were to continue to result in a protracted war, the involvement of the military personnel in armed hostilities may increase payment delinquencies and charge-offs. See "Risk Factors--If a large number of our borrowers are wounded in combat, our profits may be adversely affected."

     Interest Expense. Interest expense in fiscal 2004 decreased to $9.1 million from $9.3 million in fiscal 2003, a decrease of $.2 million or 2.8%. Our average interest bearing liabilities increased by $12.7 million or 9.7% during fiscal 2004. However, this increase was offset by decreased interest rates. The weighted average interest rate on our debt declined to 6.3% in fiscal 2004 from 7.1% in fiscal 2003.

     Operating Expenses. Operating expenses in fiscal 2004 increased to $32.1 million from $29.3 million in fiscal 2003, an increase of $2.8 million or 9.5%. This increase was primarily due to a growth in employment costs of $1.9 million at our Internet subsidiary to accommodate the significant growth in our direct lending. To better leverage the Pioneer Services brand we engaged in more national and regional corporate sponsorships throughout the year, which caused a $.5 million increase in our marketing expenses.

     Net Income. In fiscal 2004, income before income taxes was $9.1 million and net income was $6.0 million as compared to fiscal 2003 income before income taxes of $6.1 million and net income of $4.0 million.



Delinquency Experience

     Our customers are required to make monthly payments of interest and principal. We analyze our delinquencies on a recency delinquency basis. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not been received for 60 days after the last full payment. We rarely grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current.

     The following sets forth the five-year history of our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for our finance receivables:

                                                  As of September 30,
                                   --------------------------------------------
                                   2005      2004       2003    2002     2001
                                 --------  --------  -------- -------- --------
                                                (dollars in thousands)

Finance receivables balances..   $247,190  $198,407  $165,895 $159,011 $137,314
Finance receivables balances
  60 days or more past due....   $ 12,005  $  5,863  $  4,836 $  5,580 $  6,369
Finance receivables balances
  60 days or more past due as
  a percent of finance
  receivables.................       4.86%     2.95%     2.92%    3.51%    4.64%

     Historically, our 60-day delinquency accounts have consistently remained between 2.9% and 4.9% of the entire finance receivable portfolio.

Credit Loss Experience and Provision for Credit Losses

     General. Our provisions for credit losses are charged to income in amounts sufficient to maintain our allowance for credit losses at a level considered adequate to cover the probable losses inherent in our existing finance receivable portfolio. Historical credit loss experience, delinquency of finance receivables, the value of underlying collateral, current economic conditions, current military activities and management's judgment are factors used in assessing the overall adequacy of the allowance and corresponding provision for credit losses. Our allowance for credit losses is developed primarily for our direct finance receivable portfolio as our retail installment contracts are generally covered by dealer reserves. Over the past five years, our net charge-offs as a percentage of average finance receivables have remained consistently between 4.5% and 6.0%. While management believes our allowance for credit losses is adequate, we may see an increase in future losses due in part to the Bankruptcy Abuse Prevention and Consumer Protection Act of 2005, which became effective on October 17, 2005. As a result, the Company expects an increase in bankruptcy related charge-offs, much of which was allowed for at the end of the fiscal year. At this time we still expect this increase to remain within historical ranges. See "--Critical Accounting Policies- Allowance for Credit Losses and Provision for Credit Losses". Our methodology for setting the allowance for our finance receivable portfolio is described in "--Critical Accounting Policies".

     Direct Loans. Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Finance receivables are charged-off when management deems them to be uncollectable through our normal collection procedures or they become 270 days past due. The 270-day limit is required by our senior lending agreement. Approximately 35% of our charge-offs occur before an account is 180 days delinquent. Our primary source of charge-offs is when a customer leaves the military prior to repaying the finance receivable. We generally structure our loans so that the entire amount is repaid prior to a customer's estimated separation from the military, and the number of our customers who depart from the military early has remained relatively constant over time. We, however, cannot predict when or whether a customer may depart from the military early. Accordingly, we cannot implement any policy or procedure to ensure that we are repaid in full prior to our customer leaving the military. Our second greatest source of loss is when a customer declares bankruptcy. See "-- Nonearning Assets".

         The following table shows a five-year historical picture of net charge-offs on direct loans and net charge-offs as a percentage of direct loans. While the total dollar amount of net charge-offs has increased, as a percentage of average monthly balances they have decreased over the past five years. The decrease in the percentage of net charge-offs to average monthly balance outstanding resulted primarily from more effective collection efforts.

                                                  As of, and For the Years Ended, September 30,
                                       ----------------------------------------------------------------
                                           2005          2004         2003         2002          2001
                                          --------     --------      --------     --------     --------
                                                             (dollars in thousands)
Direct Loans:
   Loans charged-off..................    $ 11,730     $  9,951      $ 10,287     $  9,555     $  8,752
   Less recoveries....................       1,386        1,352         1,048          869        1,080
                                          --------     --------      --------     --------     --------
   Net charge-offs....................    $ 10,344     $  8,599      $  9,239     $  8,686     $  7,672
                                          ========     ========      ========     ========     ========
Average monthly balance
   outstanding (1)....................    $199,775     $160,829      $145,511     $130,223     $108,939
Percentage of net charge-offs
   to average monthly balance
   outstanding........................        5.18%        5.35%         6.35%        6.67%        7.04%

---------------------------
(1) Averages are computed using month-end balances.


         Retail Installment Contracts. Under our retail merchant reserve arrangements, we withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant. Our allowance for credit losses is charged only to the extent that the loss on a retail installment contract exceeds the originating retail merchant's specific reserve account at the time of the loss.

         The following table shows a five-year historical picture of net charge-offs on retail installment contracts and net charge-offs as a percentage of retail installment contracts. The fluctuation in net charge-offs indicates timing differences resulting from the collection of amounts charged off in prior years.

                                                  As of, and For the Years Ended, September 30,
                                     --------------------------------------------------------------------
                                          2005          2004          2003          2002           2001
                                        --------      --------      --------      --------       --------
                                                             (dollars in thousands)
Retail Installment Contracts:
  Contracts charged-off.............    $     12      $     36      $     83      $    190       $    221
  Less recoveries...................          73            67           154            82            217
                                        --------      --------      --------      --------       --------
  Net charge-offs (recoveries)......    $    (61)     $    (31)     $    (71)     $    108       $      4
                                        ========      ========      ========      ========       ========
Average monthly balance
    outstanding (1).................    $ 22,792      $ 20,028      $ 19,067      $ 19,506       $ 22,802
Percentage of net charge-offs to
    average monthly balance
    outstanding.....................       (0.27)%       (0.16)%       (0.37)%        0.55%          0.02%

---------------------------
(1) Averages are computed using month-end balances.

    Allowance for Credit Losses. The following table sets forth the five-year history of our allowance for credit losses on direct loans and retail installment contracts:

                                                   As of, and For the Years Ended, September 30,
                                       --------------------------------------------------------------------
                                           2005          2004          2003           2002          2001
                                         ---------     ---------     ---------      ---------     ---------
                                                              (dollars in thousands)
Average finance receivables (1)...       $ 222,567     $ 180,858     $ 164,578      $ 149,729     $ 131,741
Provision for credit losses.......       $  13,044     $  10,588     $  12,168      $  10,594     $   8,264
Net charge-offs...................       $  10,283     $   8,568     $   9,168      $   8,794     $   7,676
Net charge-offs as a percentage of
  average finance receivables.....            4.62%         4.74%         5.57%          5.87%         5.83%
Allowance for credit losses.......       $  14,002     $  11,241     $   9,221      $   6,221     $   4,421
Allowance as a percentage of average
  finance receivables.............            6.29%         6.22%         5.60%          4.15%         3.36%

---------------------------
(1) Averages are computed using month-end balances.


         The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. The Company has developed policies and procedures for assessing the adequacy of the allowance for credit losses which take into consideration the historical credit loss experience of the Company, delinquency trends, current economic conditions, current or future military deployments, and the composition of the finance receivable portfolio. The Company uses various ratio analyses in evaluating prior finance receivable losses and delinquency experience. These and other analyses are used to measure historical movement of finance receivables through various levels of repayment, delinquency, and loss. These results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside the Company's control, such as economic conditions, current or future military deployments and completion of military service prior to repayment of loan. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term. See "Risk Factors-If a customer leaves the military prior to repaying our loan, there is an increased risk our loan will not be repaid".

         The following table sets forth the five-year history of the components of our allowance for credit losses on direct loans and retail installment contracts:

                                                 As of, and For the Years Ended, September 30,
                                       ------------------------------------------------------------------
                                         2005          2004          2003           2002          2001
                                       ---------     ---------     ---------      ---------     ---------
                                                            (dollars in thousands)
Balance, beginning of period.......    $  11,241     $   9,221     $   6,221      $   4,420     $   3,833
                                       ---------     ---------     ---------      ---------     ---------
Charge-offs:
  Loans charged-off................      (11,742)       (9,987)      (10,370)        (9,745)       (8,973)
  Recoveries.......................        1,459         1,419         1,202            952         1,296
                                       ---------     ---------     ---------      ---------     ---------
Net charge-offs....................      (10,283)       (8,568)       (9,168)        (8,793)       (7,677)
Provision for credit losses........       13,044        10,588        12,168         10,594         8,264
                                       ---------     ---------     ---------      ---------     ---------
Balance, end of period.............    $  14,002     $  11,241     $   9,221      $   6,221     $   4,420
                                       =========     =========     =========      =========     =========

Nonearning Assets

         Accrual of interest income is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

         Nonearning assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no payment of principal or interest has been received for more than 60 days. Nonearning assets at September 30, 2005 increased to $12.0 million from $5.9 million at September 30, 2004, an increase of $6.1 million or 103.4%, as compared to the increase in our finance receivables of 24.6%. Finance receivable balances 60-day or more past due as a percent of finance receivables was 4.86% and 2.95% at September 30, 2005 and 2004, respectively. This increase is primarily attributable to the time demands on our collection team during the training and transition to the new collection module of our new loan enterprise system, increase in the number of customers leaving the military prior to repaying their loan and to the recent passage of the new consumer bankruptcy law, which caused filers to accelerate their filings in an effort to meet the October 17, 2005 deadline. With more stringent bankruptcy laws now in affect, future filings should decrease relative to the overall portfolio. Nonetheless, we believe these events are manageable and we are confident improvements will be made in the coming months. See "--Delinquency Experience".

Loan Origination

         Our loan origination is the most important factor in determining our future revenues. Our loan origination in fiscal 2005 increased to $300.0 million from $237.4 million in fiscal 2004, an increase of $62.6 million or 26.4%. The increase in our loan originations was partly due to marketing agreements (primarily with one third party vendor), which we entered into in the first quarter of our fiscal 2004. These third party vendors market products via the Internet to military service members. These marketing efforts contributed $34.4 million or 55.0% of the $62.6 million overall increase in loan originations. See "Business--General".

         The following table sets forth the five-year history of our overall loan originations and lending activities by direct loan and retail installment contract:

                                                 As of, and For the Years Ended September 30,
                                     ---------------------------------------------------------------------
                                           (dollars in thousands, except for average note amounts)
                                        2005          2004           2003           2002           2001
                                     ----------    ----------     ----------     ----------     ----------
Total Loan Origination:
Gross balance..................      $  299,984    $  237,381     $  188,464     $  191,931     $  158,594
Number of finance receivable             87,337        71,713         59,670         67,483         62,123
  notes........................
Average note amount............      $    3,435    $    3,310     $    3,158     $    2,844     $    2,553

Direct Loans:
Gross balance..................      $  277,524    $  217,391     $  173,013     $  175,932     $  144,693
Number of finance receivable             79,615        64,939         55,075         62,532         57,576
  notes........................
Average note amount............      $    3,486    $    3,348     $    3,141     $    2,813     $    2,513

Retail Installment Contracts:
Gross balance..................      $   22,460    $   19,990     $   15,451     $   15,999     $   13,901
Number of finance receivable              7,722         6,774          4,595          4,951          4,547
  notes........................
Average note amount...........       $    2,909    $    2,951     $    3,363     $    3,231     $    3,057


Liquidity and Capital Resources

         A relatively high ratio of borrowings to invested capital is customary in consumer finance activities due to the quality and term of the assets employed. Our principal use of cash is to make new loans and purchase retail installment contracts. We use our borrowings to fund the difference between the cash used to make new loans and purchase retail installment contracts, and the cash generated from loan repayments and operations. This amount is generally our cash used in investing activities. Cash used in investing activities in fiscal 2005 was approximately $63.0 million, compared to $43.2 million in fiscal 2004. This increase is primarily due to the growth in our loan originations, which grew by approximately $62.6 million or 26.4%.

         Investing activities in fiscal 2005 were primarily funded by $21.1 million from operating activities and $41.5 million from financing activities. See "Business - General" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Credit Loss Experience and Provision for Credit Losses". Financing activities primarily consist of borrowings and repayments relating to our bank debt, an unsecured revolving credit line from our parent and our investment notes. Information about the length to maturity of our debt may be found in Note 3 of the Notes to Consolidated Financial Statements. The revolving credit line from our parent consists of various borrowings at 2% above the prime rate.

         Senior Indebtedness-Bank Debt. The senior lending agreement was amended and restated on October 1, 2003. The terms of the senior lending agreement are substantially the same as before the amendment. Our senior lending agreement is an uncommitted facility which provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. Currently, ten (10) banks are a party to the senior lending agreement, as amended. Any bank may elect not to participate in any future fundings at any time without penalty. As of September 30, 2005, we could request up to approximately $18.2 million in additional funds pursuant to the terms of the senior lending agreement, as amended. No bank, however, has any contractual obligation to lend us these additional funds. In connection with borrowing under the senior lending agreement we are subject to certain financial and other restrictive covenants.

         On or before March 31 of each year, each bank that is a party to the senior lending agreement is to deliver to us a written indication of whether or not it wishes to participate in future fundings and the amounts that it expects to be willing to fund during the next 12 months. As of March 31, 2005, all the banks of that are a party to our senior lending agreement have indicated in writing their willingness to participate in fundings up to an aggregate of $250.0 million during the next 12 months, including all amounts currently outstanding under the senior lending agreement.

         If a bank were to elect not to participate in future fundings, any existing borrowings from that bank under the revolving credit line would be payable in twelve equal monthly installments. We anticipate that we would repay that amount through borrowings from other banks participating in the senior lending agreement. Any existing borrowings under amortizing notes from the bank electing not to participate would be repayable according to their original terms. Currently, we limit the amount we borrow from any one bank to $25.0 million. This limitation lessens our dependence on any one bank and the potential effect on our operations and liquidity if that bank elects not to participate in future financing.

         Historically, we have had adequate time to replace any lender electing not to participate in future fundings. However, there can be no assurance that we will be able to replace a lender in the future or that a lender's decision not to extend us further credit would not have a material adverse effect on our liquidity. In the event we are unable to raise adequate capital under our senior lending agreement, we would pursue alternative funding options. These alternatives might include the securitization of our finance receivables, obtaining committed financing from a bank syndicate, a private placement of debt or equity, an expansion of our investment notes program, or an initial public offering of our equity.

         Our senior lending agreement gives us access to a revolving credit line and amortizing notes. As of September 30, 2005, the outstanding balance under the revolving credit line was approximately $14.0 million floating at prime rate, or 6.75%. The revolving credit line is payable upon demand in 12 equal monthly payments of principal and monthly payments of interest on the outstanding principal on the tenth day of each month. As of September 30, 2005, the outstanding balance of the amortizing notes was approximately $164.0 million, with interest rates fixed at 270 basis points over the ninety day moving average of like-term Treasury notes at the time the amortizing notes were issued. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. As of September 30, 2005, we had approximately 265 amortizing notes outstanding with a weighted average maturity of approximately 36.3 months and a weighted average interest rate of approximately 6.07%. Interest on all borrowings under our senior lending agreement is payable monthly.

         Substantially all of our assets secure this bank debt. The senior lending agreement also limits, among other things, our ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments, (4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person, and (6) incur additional debt for borrowed money. In addition, the senior lending agreement limits the amounts that we can pay to our parent each year. In fiscal 2005, the senior lending agreement prohibits us from paying our parent more than $713,300 for strategic planning services, professional services.

         Under the senior lending agreement, we are also subject to certain financial covenants that require us, among other things, to maintain specific financial ratios and to satisfy certain financial tests. In part, these include:
(a) an Allowance for Credit Losses (as defined in the senior lending agreement, as amended) equal to or greater than the Allowance for Credit Losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 3.0% of our net receivables, (b) a Senior Indebtedness to Tangible Net Worth Ratio (as defined in the senior lending agreement, as amended) as of the end of each quarter to not greater than 4.75 to 1.00, and (c) a Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement, as amended) as of the end of each quarter of no more than 80.0%. We are also required to maintain a Consolidated Total Required Capital (as defined in the senior lending agreement, as amended) of at least $12.5 million plus 50.0% of the cumulative positive net income earned during each of our fiscal years ending after September 30, 2002, which approximates $21.1 million as of September 30, 2005. The breach of any of these covenants or other terms of the senior lending agreement could result in a default under the senior lending agreement. If we breach certain financial covenants under the senior lending agreement, the banks would have the right to receive 80.0% of all payments we receive on our consumer loans and retail installment contracts. In addition, if a default occurs the lenders could seek to declare all amounts outstanding under the senior lending agreement, together with accrued and unpaid interest, to be immediately due and payable. As of September 30, 2005, we were in material compliance with all loan covenants.

         Senior Indebtedness-Parent Debt. We also have a revolving line of credit, payable on demand, from our parent, Pioneer Financial Industries, Inc. Interest on this facility accrues at the prime rate plus 2.0%. At September 30, 2005, there was $1.7 million outstanding under this credit facility with an interest rate of 8.75%.

         Senior Indebtedness Table. The following table sets forth a five-year history of the total borrowings and availability under our senior lending agreement and our revolving line from our parent, consisted of:

                                                                 As of September 30,
                                      -----------------------------------------------------------------------
                                                                (dollars in thousands)
                                          2005          2004            2003           2002            2001
                                       ----------    ----------      ---------       ---------      ---------
Revolving Credit Line (1):
  Total facility.................      $   47,444    $   36,363      $  31,000       $  27,000      $  23,000
  Balance at end of year  .......      $   15,624    $   15,234      $  12,293       $  12,718      $  12,310
  Maximum available credit (3)...      $   31,820    $   21,129      $  18,707       $  14,282      $  10,690

Term Notes (2):
  Total facility.................      $  207,000    $  167,000      $ 140,036       $ 125,470      $ 123,432
  Balance at end of year.........      $  163,973    $  121,912      $  99,471       $  97,925      $  83,847
  Maximum available credit (3)...      $   43,027    $   45,088      $  40,565       $  27,545      $  39,585

Total Revolving and Term Notes (1)(2):
  Total facility.................      $  254,444    $  203,363      $ 171,036       $ 152,470      $ 146,432
  Balance at end of year.........      $  179,597    $  137,146      $ 111,764       $ 110,643      $  96,157
  Maximum available credit (3)...      $   74,847    $   66,217      $  59,273       $  41,827      $  50,275
  Credit facility available (4)..      $   18,154    $   21,579      $  13,575       $  11,589      $  10,157
  Percent utilization of the total
    facility.....................           70.58%        67.44%         65.34%          72.60%         65.70%
----------------

(1) Includes revolving credit line from our parent.
(2) Includes 48-month amortizing term notes.
(3) Maximum available credit assuming proceeds in excess of the amounts shown below under "Credit Facility Available" are used to increase qualifying finance receivables and all terms of the senior lending agreement are met, including maintaining a Senior Indebtedness to Net Receivable Ratio of not more than 80.0%.
(4) Credit available based on the existing asset borrowing base and maintaining a Senior Indebtedness to Net Notes Receivable Ratio of not more than 80.0%.

         Outstanding Investment Notes. We also fund our liquidity needs through the sale of our investment notes. These notes have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these notes at any time upon 30 days written notice. As of September 30, 2005, we had issued approximately $25.1 million of these notes at a weighted average interest rate of 9.15%.

         The sale of these notes provides us with additional liquidity and capital resources. Issuing these notes increases our tangible net worth, which allows us to borrow larger amounts under our senior lending agreement. To finance growth in our finance receivables portfolio, we intend to borrow additional funds under our senior lending agreement from time to time as we sell additional investment notes.

         Dividends From Subsidiaries. Our reinsurance subsidiary is subject to the laws and regulations of the state of Arizona which limit the amount of dividends our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. In the past, these regulations have not had a material impact on our reinsurance subsidiary or its ability to pay dividends to us, and we do not expect these regulations will have a material impact on our business or the business of our reinsurance subsidiary in the future.

         Interest Rate Risk Management. Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates could adversely affect our growth and profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short-term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk.

         The amounts set forth below show the impact on earnings of changes in interest rates on our variable rate debt as of the time it is scheduled to adjust, and upon the debt that is scheduled to mature during 2005, assuming adjustments to, or refinancing at, rates available to us at September 30, 2005. Changes in our interest expense for various possible fluctuations in the interest rates of our debt for fiscal 2005 may be estimated as follows:

Decrease/increase:                        -2%             -1%             0%             +1%             +2%
                                      -----------     -----------     ----------   -----------     ------------
Revolving credit line...........      $   (80,600)    $   (40,300)    $        0   $    40,300     $     80,600
Amortizing term notes...........         (854,582)       (261,122)       332,337       925,797        1,519,256
Investment Note ................          (41,019)        (16,159)         8,701        33,561           58,420
                                      -----------     -----------     ----------   -----------     ------------
   Total impact on interest
     expense....................      $  (976,201)    $  (317,581)    $  341,038   $   999,658     $  1,658,276
                                      ===========     ===========     ==========   ===========     ============

Impact of Inflation and General Economic Conditions

         Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. A significant and sustained increase in interest rates could unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay under our senior lending agreement and debentures. Inflation also may negatively affect our operating expenses.

Critical Accounting Policies

         General. Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the Consolidated Financial Statements. Critical accounting policies require management to make estimates and assumptions, which affect the reported amounts of assets, liabilities, income and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position and results of operations.

         Allowance for Credit Losses and Provision for Credit Losses. We consider our policies regarding the allowance and resulting provision for credit losses to be our only critical accounting policy due to the significant degree of management judgment that is applied in establishing the allowance and the provision.

         To manage our exposure to credit losses, we use credit risk scoring models for finance receivables that we originate or perform due diligence investigations for finance receivables that we purchase. In addition, we generally structure the repayment terms so that the entire loan is repaid prior to the customer's estimated separation from the military. See "Risk Factors--If a customer leaves the military prior to repaying our loan there is an increased risk that our loan will not be repaid".

         We have a credit committee that evaluates our finance receivable portfolio quarterly. Our portfolio consists of a large number of relatively small, homogenous accounts. None of our accounts is large enough to warrant individual evaluation for impairment. Our credit committee considers numerous qualitative and quantitative factors in estimating losses inherent in our finance receivable portfolio, including the following:

          o    Civilian status

          o    Current or future military deployments
          o    Current economic conditions
          o    Prior finance receivable loss and delinquency experience
          o    The composition of our finance receivable portfolio

         Our credit committee uses several ratios to aid in the process of evaluating prior finance receivable loss and delinquency experience. Each ratio is useful, but each has its limitations. These ratios include:

          o Delinquency ratio - finance receivables 60 days or more past due as a percentage of finance receivables

          o Allowance ratio - allowance for finance receivable losses as a percentage of finance receivables

          o Charge-off ratio - net charge-offs as a percentage of the average of finance receivables at the beginning of each month during the period

          o Charge-off coverage - allowance for finance receivable losses to net charge-offs

         We use migration analysis as one of the tools to determine the appropriate amount of allowance for credit losses. Migration analysis is a statistical technique that attempts to predict the future amount of losses for existing pools of finance receivables. This technique applies empirically measured historical movement of like finance receivables through various levels of repayment, delinquency, and loss. These results are used to estimate future losses for the finance receivables existing at the time of analysis. We calculate migration analysis using different scenarios based on varying assumptions in order to evaluate the widest range of possible outcomes.

         If we had chosen to establish the allowance for credit losses at the highest and lowest levels produced by the various migration analysis scenarios, our allowance for credit losses at September 30, 2005 and provision for credit losses and net income for fiscal 2005 would have changed as follows:

                                                           Increase (decrease)
                                                   ---------------------------
                                                             (in thousands)
                                                      Highest           Lowest
Allowance for credit losses..................         $     986        $ (2,661)
Provision for credit losses..................         $     986        $ (2,661)
Net income...................................         $    (631)       $  1,703

         In addition to these models, our credit committee exercises its judgment, based on each committee member's experience in the consumer finance industry, when determining the amount of the allowance for finance receivable losses. We consider this estimate to be a critical accounting estimate that affects our net income in total and the pretax operating income of our business. See "--Credit Loss Experience and Provision for Credit Losses".

         Contractual Obligation. We have the following payment obligations under current financing and leasing arrangements as of September 30, 2005:

                                                                        Payments Due By Period
                                                    ------------------------------------------------------------
                                        Total         Less than                                         After
                                                        1 year        1-3 years        4-5 years       5 years
                                    -----------      ------------   ------------     ------------   ------------
Contractual Obligations:
Long-term debt...................   $189,098,481     $ 61,831,921   $ 90,635,233     $ 23,173,119   $ 13,458,208
Operating leases.................      3,681,336          949,847      1,768,743          962,746              0
                                    ---------------- ------------   ------------     ------------   ------------
Total contractual cash
   obligations...................   $192,779,817     $ 62,781,768   $92,403,976      $ 24,135,865   $ 13,458,208
                                    ============     ============   ===========      ============   ============


                                                               Amount of Commitment Expiration Per Period
                                                       ----------------------------------------------------------
Other Commercial Commitments:       Total Amounts       Less than
                                      Committed          1 year         1-3 years     4-5 years      Over 5 years
                                    -------------      -----------      ---------     ---------      ------------
Lines of credit........               $15,624,401      $15,624,401(1)         ---           ---               ---

----------------------------
(1) Includes $1,659,396 owed to our parent.

                                    BUSINESS

General

         We originate and service consumer loans, and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and via the Internet. We also purchase retail installment contracts from retail merchants that sell consumer goods to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We are not associated with, nor are we endorsed by, the U.S. military or U.S. Department of Defense. However, we do seek to maintain a positive, supportive relationship with the military community. In fact, in July 2005, we were named one of only 15 organizations nationwide to earn the prestigious Secretary of Defense Employer Support Freedom Award, which recognizes companies that show "extraordinary support" for employees who serve in the National Guard Reserves. In addition, we were one of three non-Fortune 500 companies who earned the honor of being a top "military friendly employer" in the Veteran's Day edition of the G.I. Jobs magazine. We also champion various pieces of legislature in support of military families such as those that set a ceiling on interest rates that can be charged to military service members and those that oppose predatory lending practices. Through sponsorship and underwriting of U.S. military programs and educational efforts, we actively support initiatives aimed at improving the quality of life for U.S. military personnel and their families. Our operations and financial products are also designed to meet the needs of these military service personnel. We also offer credit life and credit accident and health insurance to our loan customers, to be purchased at their discretion. This insurance is issued by a non-affiliated insurance company. Furthermore, we sell roadside assistance packages and discount healthcare cards to our loan customers, to be purchased at their discretion. These products are issued by an non-affiliated third party.

         Generally, all managers and a majority of associates in our retail offices have earned a CCRR certification, Certified Credit Report Reviewer, by the Institute of Consumer Financial Education, a third party non-profit organization. In addition some of our managers have received, or are working towards becoming Accredited Financial Counselors "AFC" as designated by the Association for Financial Counseling and Planning Education, which is also a third party non-profit organization that is created to promote the education and training of professionals in financial management. Through this certification, an AFC is endorsed as a financial counselor who has certified skills to assist individuals and families through the process of financial decision making, while maintaining the highest ethical standards as written in the AFC Code of Ethics, and seeking up-to-date knowledge through continuing education in the fields of personal finance and financial counseling.

         Our lending subsidiaries originate and service direct consumer loans made to customers referred by our retail office network and our unaffiliated strategic partners. Some subsidiaries also purchase retail installment contracts generated by merchants when active duty or retired career U.S. military personnel or U.S. Department of Defense employees purchase consumer goods. As of September 30, 2005:

     o We have three full service lending subsidiaries strategically located throughout the United States. Our lending subsidiaries are responsible for all direct lending activity. They receive applications from customers, make all underwriting decisions, generate loan documents and necessary disclosures, prepare loan disbursements, maintain loan documentation and service outstanding direct loans. If a customer is approved for a loan, in addition to loan disclosures, he or she receives information regarding credit insurance. If the customer chooses to purchase this insurance, licensed insurance agent employees of the lending subsidiary sell this protection on behalf of an unaffiliated insurance company.

     o We have another lending subsidiary that also originates and services loans to customers primarily via the Internet. It also originates loans to customers referred by a German subsidiary. Our Internet lending capability allows customers to apply online via the Internet and receive loan proceeds electronically. If a customer is approved and accepts the loan offer, loan proceeds are generally deposited into the customer's bank account within 24 hours. This lending subsidiary also sells credit life insurance and credit accident and health insurance products over the Internet to customers who choose this option. The lending activities of this subsidiary have increased in the past year because we entered into third party marketing agreements in October 2003 with companies who market and sell products over the Internet to military service members. These agreements have expanded our ability to help additional military customers who need financing to effectuate Internet purchases as well as other needs. Either party may terminate these agreements after 30 days written notice.

     o We have another subsidiary that operates our retail network of 24 offices located in 14 states. Our retail network offices are located in close proximity to, but not on, U.S. military installations. They are typically located in retail strip shopping centers. We continually review our retail network to determine how to best deploy our resources and look for opportunities for expansion. Our locations were strategically selected based on several criteria including market size of military installation, convenience and growth and profitability opportunities. The retail network refers loans to our lending subsidiaries and sells various financial products and services, which are designed for military personnel to purchase at their option. These products include referrals for installment loans and mortgages, roadside assistance packages and discount healthcare cards. At no charge to our customers, our retail offices also provide credit bureau analysis, child fingerprinting cards, tax services discounts, video e-mail, military email.com, copying, fax, notary, voter registration and financial education courses. These courses include a program called Break the Debt Cycle training that we developed to help military families move toward financial independence. To further support our education initiatives, we offer discounted tuition rates for service members and their families from an accredited university to assist in completion of a college degree on-line. Our retail network refers customers to our lending subsidiaries and expedites the loan application process. None of our retail offices will expedite a loan application process for residents of the state in which the office is located, unless we have a lending license in that state.

     o We also have subsidiaries that purchase individual, and portfolios of, retail installment contracts, which meet our quality standards and return on investment objectives from approximately 77 retail merchants. Retail installment contracts are finance receivable notes generated by a single purchase of consumer goods by active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We generally acquire these contracts without recourse to the originating merchant. However, most retail merchant reserve agreements allow us to withhold funds from the merchant's proceeds to create reserves to be used in the event a customer defaults and the loan is deemed uncollectable. Retail installment contracts generally have maximum terms of 48 months.

     o Our day-to-day collection activities are generally performed by our lending subsidiaries. Once an account reaches a certain delinquency level or the customer becomes a civilian or declares bankruptcy, the account is serviced by our collection subsidiary.

          As discussed under "Insurance Operations" below, we have a subsidiary that reinsures a portion of the accident and health credit insurance issued by an unaffiliated insurance company in connection with loans we make.

         Our subsidiaries' activities are supported by a centralized support services subsidiary that provides the following services:

          o    Finance and accounting services
          o    Human resources and recruiting services
          o    Information technology services
          o    Marketing and solicitation services

Customers

         We exclusively market and sell financial services and products to persons who are, at the time the loan or sale is made, active duty or retired career U.S. military personnel or U.S. Department of Defense employees. In general, our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

In general, customers use our direct loans for purchases of appliances, furniture, household electronics and other durable goods, emergency expenses, vacations, auto purchases and debt consolidation. These borrowers are attracted to our loan products as a result of being referred to us by an existing customer or by our marketing efforts. Retail installment contracts are another source of loan customers. These customers have demonstrated an apparent need to finance a retail purchase and a willingness to use credit. After we purchase a retail installment contract, we often contact the customer using various solicitation methods. We invite the customer to visit one of our retail network offices to discuss their overall financial needs and consider our other products and services.

Seasonality

         Our highest finance receivable demand occurs generally from October through December, our first fiscal quarter. From January to March, our second fiscal quarter, demand is generally lower and repayments higher. Demand is generally stable in the third and fourth quarters. Consequently, we experience mild seasonal fluctuations in our cash requirements during our first and second quarters.

Lending Activities

         In general, our loans are under $10,000, repayable in equal monthly installments and have terms no longer than 48 months. In evaluating the creditworthiness of potential customers, we primarily examine the individual's debt to income ratio, discretionary income, military rank, time served in the military and prior credit experience. Loans are limited to amounts that the customer can reasonably be expected to repay from that discretionary income. Loan repayment terms are generally structured to repay the entire loan prior to the customer's estimated separation from the military. However, because we cannot predict when or whether a customer may unexpectedly leave the military or when or whether other events could occur which result in us not being repaid prior to a customer's departure from the military, we cannot implement any policy or procedure to ensure that we are repaid prior to the time our customers leave the military.

         A risk in all consumer lending and retail sales financing transactions is the customer's unwillingness or inability to repay obligations. Unwillingness to repay is usually evidenced by a consumer's historical credit repayment record. An inability to repay occurs after our initial credit evaluation and funding and usually results from lower income due to early separation from the military or reduction in rank, major medical expenses, or divorce. Occasionally, these types of events are so economically severe that the customer files for protection under the bankruptcy laws. We use standard underwriting guidelines at the time the customer applies for a loan to help minimize the risk of unwillingness or inability to repay. These guidelines are developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. We use these guidelines to predict the relative likelihood of credit applicants repaying their obligation to us. We extend credit to those consumers who fit our underwriting guidelines. The amount and interest rate of the loan or retail sales finance transaction are based upon the estimated credit risk assumed.

         All of our customers are required to complete standardized credit applications in person at one of our retail network offices or to complete an online application via the Internet. All of our retail network offices are staffed and equipped to expedite loan applications electronically to one of the lending subsidiaries for loan underwriting. Promptly, our lending subsidiary employees verify the applicant's military service history and status including rank, review credit histories using major credit reporting agencies and conduct other review procedures as deemed necessary.

         We believe that the development and continual reinforcement of personal relationships with customers improves our ability to monitor their creditworthiness, reduce credit risk and generate loyal repeat customers. It is not unusual for us to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after approximately one third of the scheduled payments were made. In determining whether to refinance existing loans, we typically require loans to be current on a recency basis, and customers are required to complete a new credit application. Rarely do we grant extensions or deferments, or allow account revisions, rewriting renewal or rescheduling to bring an otherwise delinquent account current. Our policy is that we do not refinance loans to cure a default in principal or interest. Generally, we refinance existing loans when a portion of the new loan proceeds is used to repay the balance of the existing loan and the remaining portion is advanced to the customer. We market the opportunity to refinance existing loans prior to maturity, thereby increasing the amount borrowed and increasing the fees and other income we realize. In fiscal 2005, approximately 45.8% of the number and 30.2% of the amount of our loan originations were refinancings of outstanding loans.

         To reduce our credit risk and provide better service, we encourage our customers to employ the convenience of making their monthly loan payments electronically through payroll deduction via the Government Allotment System or through an automatic debit of their bank account through the National Automated Clearinghouse Association. As of September 30, 2005, approximately 94% of our customers were utilizing these options.

Credit Loss Experience

         We closely monitor portfolio delinquency and loss rates in measuring the quality of our portfolio and the potential for ultimate credit losses. We attempt to control customer delinquency through careful evaluation of each application and credit history at the time the loan is originated or purchased and through appropriate collection activity. Collection efforts continue after an account has been charged-off until it is determined that the cost of collection efforts outweighs the benefits received.

Insurance Operations

         Generally, where applicable laws permit, we sell credit insurance products offered by third party insurance companies to our customers. We earn a pre-negotiated commission on the sale of credit insurance. The customer's premiums for insurance coverage are financed as part of the customer's loan.

         Credit life insurance policies typically cover the life of the customer and provide for the full payment of the outstanding loan balance in the event of the customer's death, including war-related deaths. Credit accident and health insurance policies provide for the payment of loan installments as they become due while a customer is disabled due to illness or injury, including war-related injuries. Purchases of credit life insurance and credit accident and health insurance are entirely voluntary and at the customer's discretion.

         We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance that we sell on behalf of an unaffiliated insurance carrier, providing us with an additional source of income from the earned reinsurance premiums. If these customers are injured or become ill, including during war, this subsidiary will have payment obligations. The liability we establish for possible losses related to our reinsurance operations and the corresponding charges to our income to maintain this amount are immaterial to our overall business.

         The laws of the states in which we operate regulate our sale of insurance to our customers by prescribing, among other things, the maximum amount of coverage and term of policy and by fixing the permissible premium rates or authorizing a state official to fix the maximum premium rates.

Regulation

         Our consumer lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state and federal agencies. We are also subject to various judicial and administrative decisions of general applicability that also set requirements and restrictions applicable to our lending activities. Failure to comply with these requirements can lead to, among other sanctions, termination or suspension of licenses, consumer litigation and administrative enforcement actions. In addition, state and federal agencies have the authority to require a lender that has violated existing laws to reimburse customers for fees or other charges.

         Our lending subsidiaries are subject to detailed supervision by authorities in the states where they are located. Legislation and regulations generally require licensing, limit loan amounts, duration and charges for various categories of loans, require adequate disclosure of certain contract terms and limit collection practices and creditor remedies. Licenses are renewable and may be subject to revocation for violation of these laws and regulations. In addition, these states have usury laws, which limit the interest rates we may charge.

         State and federal regulatory agencies, state attorneys general, the Federal Trade Commission, and the U.S. Department of Justice have increased their focus on certain types of lending practices by some companies in the subprime lending industry, sometimes referred to as "predatory lending" practices. State and federal governmental agencies have imposed sanctions for certain lending practices, including, but not limited to, charging borrowers excessive fees, making loans to refinance existing loans when there is no tangible benefit to the borrower, imposing higher interest rates than a borrower's credit risk warrants and failing to adequately disclose the material terms of loans to borrowers. We are subject to the Truth-in-Lending Act and Regulation Z promulgated thereunder. This act requires us, among other things, to disclose pertinent terms of our consumer loans, including the finance charge and the comparative costs of credit expressed in terms of an annual percentage rate. These disclosure requirements are designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to enable them to compare credit terms.

         In addition, we are subject to the Equal Credit Opportunity Act which, in part, prohibits credit discrimination on the basis of race, color, religion, sex, marital status, national origin or age. Regulation B, promulgated under this act, restricts the type of information that we may ask for or obtain in connection with a credit application. It also requires us to make certain disclosures regarding consumer rights and requires us to advise applicants who are denied credit the reasons for the denial. In instances where a loan application is denied or the rate or charge on a loan is increased as a result of information obtained from a consumer credit agency, the act requires us to supply the applicant with the name and address of the reporting agency.

         Our insurance activities are also regulated by state and federal law, and are subject to supervision by agencies having jurisdiction over consumer credit and insurance. These regulations cover such matters as solicitation practices, disclosure, policy terms, claims payment, premiums, premium financing and permitted commissions. In addition, our reinsurance subsidiary is subject to laws and regulations of the insurance authorities in the state of Arizona. These regulations cover such matters as its capitalization, reserve requirements, affiliate transactions, permitted investments and limitations on the amount of dividends payable.

         The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, we must provide various notices to our customers about our privacy policies and practices. Second, this act restricts us from disclosing non-public personal information about the customer to non-affiliated third parties, with certain exceptions. If we violate this law, regulators may require us to discontinue disclosing information improperly and in certain circumstances customers may have a private right of action if such disclosure is made without the consent of the customer. We believe we have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

         We have procedures and controls to monitor compliance with numerous federal and state laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or because of a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations. If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

         The merchants who originate retail installment contracts purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. If the merchants fail to comply with these statutes and regulations, consumers may have rights of rescission and other remedies. In such cases, we have a right under our agreement with the merchant to require the merchant to repurchase the related retail installment contracts and to pay us for any damages we incur or litigation costs, including attorney's fees and costs. However, if we are unable to enforce our agreement with the merchant, resulting consumer recession rights and remedies could have an adverse effect on us.

         The Soldier's and Sailor's Civil Relief Act, in part, requires lenders to reduce the interest rate charged on loans to customers who subsequently join the military or are called to active duty. Generally, we only originate loans with active duty and retired career military personnel. Therefore, this act does not have a material affect on our business. Furthermore, our customers waive their right to enforce this act at time of loan closing.

         Although we believe our operations comply with current regulatory requirements, we are unable to predict whether state or federal authorities will require changes in our lending practices in the future, or the impact of those changes on our profitability.

Competition

         The markets in which we operate are competitive. Traditional competitors in the consumer finance industry include independent finance companies, banks and thrift institutions, credit unions, credit card issuers, leasing companies, manufacturers and vendors. Some of these competitors are large companies that have greater capital and technological and marketing resources than we do. These competitors also have access to capital at a lower cost.

         Competition varies by delivery system and geographic region. For example, some competitors deliver their services exclusively via the Internet while others exclusively through a branch network. We distribute our products using both delivery channels. In addition, we compete with other consumer finance companies on the basis of overall pricing of loans, including interest rates and fees, and general convenience of obtaining the loan, including the location of our retail offices to the military base.

         We maintain product delivery flexibility and convenience, which we believe offers us a competitive advantage. In addition, we believe that innovation is necessary to compete in the industry, including enhanced customer service, products designed for military personnel and use of the Internet for loan processing and funding. While some of our customers can qualify for loans from traditional lending sources, we believe they are attracted to our products and services as a result of our exclusive commitment to the military market, an understanding of the military culture, our products and services and our expedited loan processing and funding. In addition, we provide a fifteen-day, no costs, 100% satisfaction guarantee on all loans, in an effort to be a disciplined and financially responsible alternative for service members to obtain funds for unforeseen expenses.

Employee Relations

         At September 30, 2005, we employed approximately 290 persons, none of whom were represented by labor unions. We believe that our employee relations are good.

Properties

         Our operations are generally conducted on leased premises under operating leases with terms not normally exceeding five years. At September 30, 2005, we had 31 leased operating facilities in the United States. Please see
Note 7 to our Consolidated Financial Statements for information concerning our lease obligations. The furniture, equipment and other personal property that we own represents less than 4% of our total assets at September 30, 2005 and is therefore not significant in relation to our total assets.

Legal Proceedings

         We became aware, in the second quarter of fiscal year 2005, that the Florida Attorney General was planning to file a lawsuit against a subsidiary of ours accusing it of violating Florida lending laws and requiring it to comply with such laws in connection with 216 loans that were made by our subsidiary during the period December 2001 to March 2003. We have relied upon the case of Pioneer Military Lending v. Manning, 2 F.3d 280 (8th Cir. 1993), the Eighth Circuit Court of Appeals held that the Commerce Clause of the U.S. Constitution prevents the lending laws of the State in which a non-resident military borrower is stationed from regulating such loan transactions. In the eleven years since the Manning decision, more than 25 states have accepted the rationale in that decision and allowed us to utilize the aforementioned business model without local state regulation. While not obligated to do so, we have been cooperating fully with an inquiry conducted during the past two and a half years by the Florida Attorney General regarding the loans made from our subsidiary in Georgia to non-resident U.S. military personnel stationed in Florida. In March 2005, our subsidiary received another subpoena from the Attorney General's Office, that we interpreted as indicating that the Florida Attorney General was planning to file a lawsuit. We believe we cannot continue to meet the borrowing needs of U.S. military personnel if we are required to comply with the lending laws of each of the significant number of states that have military installations. On April 29, 2005, Pioneer Military Lending of Georgia, Inc., a Georgia corporation and wholly-owned subsidiary of ours, filed a Complaint for Declaratory Judgment, Injunctive Relief and Damages against Charlie Crist, the Attorney General of Florida, in the United States District Court for the Northern District of Florida. The complaint seeks a determination that, among other things, we and our affiliates are not subject to Florida lending laws and licensing requirements. See "Risk Factors- We are subject to many laws and governmental regulations and any changes in these laws and regulations may materially adversely affect its financial condition and business operations."

         We are currently involved in various litigation matters in the ordinary course of our business. We are not currently involved in any other litigation or proceeding that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and cash flows.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth information regarding each person who serves as a director or executive officer of Pioneer as of September 30, 2005:

           Name           Age      Position

  William D. Sullivan      68      Chairman, Chief Executive Officer and sole
                                   Director
  Thomas H. Holcom, Jr.    59      President and Chief Operating Officer
  Randall J. Opliger       48      Chief Financial Officer, Treasurer and
                                   Secretary

         William D. Sullivan is the Chairman and sole member of our board of directors. He has been a director since 1957. Mr. Sullivan has been associated with Pioneer since 1957 and has served in all levels of branch office operations as well as all management and executive capacities. He has been our Chief Executive Officer since 1963. Mr. Sullivan was one of the founders of a Kansas City bank, which merged with a multi-billion dollar bank holding company. After 20 years of service, he retired in 1987 as a member of their Kansas City regional bank executive committee and its board of directors. In addition, he has served as President of the National Second Mortgage Association, Kansas Association of Financial Services and the Consumer Credit Counseling Service. He is also former officer of the Missouri Financial Services Association and the Better Business Bureau.

         Thomas H. Holcom, Jr. is our President and Chief Operating Officer. He has been associated with Pioneer since 1985 when he joined us as our Chief Financial Officer. He was named President and Chief Operating Officer in September, 2000. Prior to joining us, Mr. Holcom spent 19 years with a regional bank with assets over $1 billion and was Executive Vice President of that bank. His career has encompassed strategic planning, corporate finance, consulting, investments, risk management and marketing. He served on the boards of numerous professional and civic organizations.

         Randall J. Opliger joined us as our Chief Financial Officer, Treasurer and Secretary in April, 2000. Mr. Opliger received his CPA designation in 1982, and his prior experience includes both public accounting and other executive level responsibilities, including serving as a chief financial officer of a consumer finance company of a similar size.

Executive Compensation

         The following table sets forth all cash compensation we paid during each of our last three fiscal years to our Chief Executive Officer and to the other two executive officers whose total annual salary and bonus paid during fiscal year 2005 exceeded $100,000. As sole director, Mr. Sullivan has determined executive compensation with input from Mr. Holcom, as President and Chief Operating Officer.

                                                            SUMMARY COMPENSATION TABLE

                                                               Annual Compensation
                                              -----------------------------------------------------
                                                                                       Other Annual
Name and                                                   Salary          Bonus       Compensation
Principal Position                             Year        ($)             ($)              ($)
------------------                             ----     -----------     -----------    -----------
William D. Sullivan,                           2005        $450,000        $350,000     $5,266 (1)
   Chief Executive Officer                     2004        $402,839        $300,000     $3,539 (1)
                                               2003        $352,934        $250,000     $1,491 (1)

Thomas H. Holcom, Jr.,                         2005        $350,000        $410,000     $1,311 (1)
   President and Chief Operating Officer       2004        $242,999        $335,000      $ 732 (1)
                                               2003        $233,999        $320,000      $ 685 (1)

Randall J. Opliger,                            2005        $105,564        $105,000
   Chief Financial Officer, Treasurer and      2004        $106,386        $120,000
     Secretary                                 2003        $ 98,078        $ 80,000
-------------------------
(1) Amounts attributable to the non-business use of a company car.

Options Grants

         We have not granted any options or equity-based incentives.

Employment Agreement

         We have entered into an employment agreement with Randall J. Opliger pursuant to which we have agreed to pay him a base salary. The employment agreement may be terminated by either party upon five days notice, except that we may terminate the agreement without notice for cause or if Mr. Opliger violates any provision of the agreement. The agreement contains customary non-disclosure provisions and prohibits Mr. Opliger from competing with us or soliciting any of our customers or employees for two years following his termination or resignation. In addition, both parties agree to arbitrate most disputes arising under the agreement.

                              CERTAIN TRANSACTIONS

         We are privately held and after the sale of the debentures we will continue to be privately held. Our sole shareholder, Pioneer Financial Industries, Inc., has the flexibility of structuring our operating activity so as to optimize our ability to borrow capital for use in our lending activities and to reduce our exposure to the risks of developing new products and services. As a result, certain expenditures and assets related to our operations have been paid for or financed by Pioneer Financial Industries, Inc and its subsidiaries. We then lease or purchase these products and services from them.

         At September 30, 2005, we had borrowed $1,659,396 from our parent, Pioneer Financial Industries, Inc. ("PFI"), pursuant to an unsecured revolving line of credit. The line of credit is due on demand and interest accrues at the prime rate plus 2.0%. During fiscal 2005, 2004 and 2003, we made interest payments on this debt in the amount of $152,111, $145,313 and $121,346, respectively.

         During fiscal 2005, 2004 and 2003, we paid $706,333, $694,663 and
$695,578, respectively, to our parent and its subsidiaries for strategic planning, professional services and service charges, including (i) $0, $0 and $157,995, respectively, paid to Pioneer Licensing Services, Inc. ("PLS"), to acquire, develop and maintain intellectual property assets employed by us, including names, trademarks, websites, logos, branding rights and software, and to license those intellectual property rights to us as needed; and (ii) $214,333, $192,663, and $110,000, respectively, paid to Penwith Corporation ("Penwith") for strategic planning and professional services, including product identification and procurement. On September 30, 2003, as part of a corporate re-alignment, the Company purchased PLS from our parent Pioneer Financial Industries, Inc. The purchase price paid was approximately $106,000, which equaled the carrying amounts of the net assets of PLS.

         We share with Armed Services Benefits ("ASB"), a subsidiary of our parent, a portion of the commission received on each health discount card sold based on our agreement with ASB. The portion paid to ASB is approximately 26% of the total commission received. During fiscal 2005, 2004 and 2003, we paid ASB a total of $238,215, $529,808, and $491,340, respectively, in commissions and we retained a total of $690,297, $794,821 and $717,767, respectively. The amount remitted to ASB approximates its costs.

         Pioneer Sales Services, GmbH ("PSS"), a Germany subsidiary, receives a fee of approximately $100 for each loan customer it refers to one of our lending subsidiaries. During fiscal 2003 we paid this entity $597,715 which approximates its cost of identifying and making these referrals. On September 30, 2003, as part of the corporate re-alignment, the Company purchased PSS from our parent Pioneer Financial Industries, Inc. The purchase price paid was approximately $41,900, which equaled to the carrying amounts of the net assets of PSS.

         Midstate Leasing, LLC ("Midstate"), an entity owned by the controlling shareholder and certain other shareholders of our parent, leases certain office equipment, signs and automobiles to several of our subsidiaries. These operating leases are generally for nine month periods and are automatically renewable. During fiscal 2005, 2004 and 2003, payments under these leases totaled $180,852, $190,488 and $192,389, respectively.

         Prior to fiscal 2004, we rented a building from Westport Investment Corp. ("Westport"), a subsidiary of our parent. The lease expired on September 30, 2003. During fiscal 2003 we made lease payments to Westport in the amount of $144,000.

         Our customers execute a master credit agreement in connection with direct loans. The extended effectiveness of this agreement helps expedite the extension of subsequent loans to the customer. William D. Sullivan developed and copyrighted the form of this agreement, and we license it from him in return for a royalty. In fiscal 2005, the royalty averaged $2.76 per loan, and Mr. Sullivan received a total of $219,481 in royalty payments. In fiscal 2004 and 2003, the royalty averaged $2.65 and $2.47 per loan, respectively, with Mr. Sullivan receiving a total of $170,356 and $135,786 in royalty payments, respectively.

         The table below summarizes our transactions with affiliated parties:

                                                                           Year Ended September 30,
                                                                   ---------------------------------------
                                                      Person          2005          2004           2003
                                                      ------       ----------    ----------     ----------

Interest paid on line of credit..................     PFI            $152,111      $145,313       $121,346
Professional services, strategic planning and
  service charges................................     PFI             492,000       502,000        427,583
Develop and maintain intellectual property.......     PLS                   0             0        157,995
Product identification and procurement...........     Penwith         214,333       192,663        110,000
Net proceeds from the sale of prepaid cellular
  phones and phone cards.........................     Penwith               0             0              0
Commission on health discount cards..............     ASB             238,215       529,808        491,340
Loan customer referrals..........................     PSS                   0             0        597,715
Lease payments for office equipment, signs,
  vehicles.......................................     Midstate        180,852       190,488        192,389
Rent expenses....................................     Westport              0             0        144,000
Royalty payments for use of copyrighted form.....     Mr. Sullivan    219,481       170,356        135,786
                                                                   ----------    ----------     ----------

Total payments to affiliates.....................                  $1,496,992    $1,730,628     $2,378,154
                                                                   ==========    ==========     ==========


                             PRINCIPAL SHAREHOLDERS

         As of November 30, 2005, Pioneer Financial Industries, Inc., a Nevada corporation, owns 17,136 shares of our common stock, which constitutes all of our issued and outstanding shares of common stock. We have no other class of capital stock authorized. The address of Pioneer Financial Industries, Inc. is 955 South Virginia Avenue, Suite 116, Reno, Nevada 89502. Pioneer Financial Industries, Inc. has sole voting and investment power with respect to the shares of our common stock set forth above. Neither our director nor any of our executive officers own any shares of our common stock.

         As of November 30, 2005, as the trustee or beneficiary of various trusts, William D. Sullivan had sole or shared voting or investment power over 171,420 shares, or 95.3%, of the common stock of Pioneer Financial Industries, Inc. Upon the death of Mr. Sullivan, the trust department of a commercial bank will exercise the voting rights over these shares.

                         DESCRIPTION OF INVESTMENT NOTES

         The notes are being issued under an Amended and Restated Indenture dated as of December 15, 2004 between us and U.S. Bank National Association, as trustee. The indenture was originally executed on May 12, 2003 and was amended and restated in 2004 to reflect the change of the title of the securities from junior subordinated debentures to investment notes. No other substantive changes were made to the indenture. The amended and restated indenture was filed as an exhibit to our post-effective amendment to the registration statement filed on December 17, 2004. You can also obtain a copy of the indenture from us. Below, we have summarized certain parts of the indenture. The summary is not complete and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section number of the indenture provision that is summarized so you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture.

                  General

         The notes are our unsecured obligations and are subordinate to all of our senior indebtedness and rank equal in payment with our junior subordinated debentures issued to Missouri residents only and all prior to November 1, 2002. See "--Subordination". Each note will have a term of not less than 12 months and not more than 120 months as determined by us and the holder at the time the note is purchased (Section 2.2(b)). There is no sinking fund or similar provision for payment of the notes at maturity. We will pay maturing notes from our general funds. (Section 2.2(e)).

         The notes will mature on the date specified on the note. The notes contain a renewal provision which effectively extends the maturity date of and resets the interest rate on the note upon maturity unless the holder requests repayment in writing. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount, which may be higher or lower than the interest rate on the original note. (Section 2.2(d)).

         At least 20 days prior to the maturity date of a note, we will send the note holder a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and a copy of the current prospectus for the notes. The notice will also state the place where the note may be surrendered for payment (Section 2.2(d)).

         While we have the right to renew a note, we have no obligation to renew a note and may pay it in full upon maturity. So long as we have an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes. If we do not have an effective registration statement on file with the SEC and the securities commissioners of the states in which the notes are sold, we will pay the notes in full upon maturity. We may redeem the notes prior to their maturity, but the holders have no right to redeem the notes prior to maturity. (Article 3).

         The notes will be issued, without coupons, in denominations of $1,000 or any multiple thereof. (Section 2.2(a)).

                  Subordination

         The payment of principal and interest on the notes is subordinated to all senior indebtedness, as defined below. Upon the maturity of the senior indebtedness, by lapse of time, acceleration or otherwise, the holders of the senior indebtedness will be entitled to receive payment in full before the holders of the notes are entitled to receive any payment. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we or any of our subsidiaries may create, incur, assume or guarantee. As a result of these subordination provisions, upon default, holders of the notes may recover less than holders of our senior indebtedness. (Section 10.3).

         Under the indenture, "senior indebtedness" means all of our indebtedness for money borrowed whether outstanding on the date of execution of the indenture or thereafter created, incurred, assumed, or guaranteed by us (and all renewals, extensions or refundings thereof) that (1) is not expressly subordinate or junior to any of our other indebtedness; (2) is expressly subordinate and junior to the indebtedness described in clause (1) but not to any other of our indebtedness; and (3) is expressly subordinate and junior to the indebtedness described in clauses (1) and (2) but not to any of our other indebtedness. (Section 1.1). The senior indebtedness includes all amounts owed to banks under our senior lending agreement and all debt owed to our parent under our revolving credit line.

         The notes sold in this offering will rank equally with each other, and with our outstanding junior subordinated debentures issued prior to November 1, 2002 and only in Missouri, as to payment rights. (Section 2.2(e)).

                  Interest

         We may change the interest rates at which we offer notes from time to time based on market conditions, our financial requirements, the principal amount of the note and the term to maturity chosen by the purchaser, but no such change will affect the interest rate of any note purchased before the effective date of such change. The interest rate applicable to the notes will be the rate set forth in the supplement to this prospectus in effect as of the date of the issuance of the note. Interest payable for any month or portion of a month will be computed on the basis of the number of days elapsed in a 360-day year or twelve 30-day months. (Section 2.2(c)).

         Interest on a note accrues from the date of issue, which is deemed to be the date we receive proper documentation, including an executed subscription agreement, and appropriate funds, but only if they are received before 3:00 p.m. on a business day. If we receive the documents and funds on a nonbusiness day or after 3:00 p.m. on a business day, then the date of issue will be deemed to be the next business day. For this purpose, business days are Monday through Friday, except for Missouri legal holidays. (Sections 1.1 and 2.2(c)).

         We will pay or compound interest on the notes annually, at the election of the note holder. We will pay interest on compounded interest at the same rate paid on the underlying principal. Holders of notes in principal amounts of $10,000 or more may, in return for a percent reduction in the interest rate on the note, elect to receive monthly interest payments. (Section 2.2(c)).

         Interest rates on notes in a principal amount in excess of $100,000 will be negotiated on a case by case basis based upon our financial requirements, the term of the investment and prevailing interest rates. (Section 2.2(c)).

                  Redemption at the Option of Pioneer

         We may, at our option, redeem any or all of the notes on at least 30 days written notice to each holder at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest on a daily basis up to, but not including, the redemption date. We may select notes for redemption in our sole discretion. (Article 3).

                  Modification of Indenture

         We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the notes that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification (1) affects the terms of payment of, the principal of, or any interest on any note; (2) changes the percentage of note holders whose consent to a waiver or modification is required; (3) affects the subordination provisions of the indenture in a manner that adversely affects the right of any holder or (4) waives any event of default in the payment of principal of, or interest on, any note.

         Without action by the note holders, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any note holders, or to comply with the requirements of the Trust Indenture Act. We will give written notice to the note holders of any amendment or supplement to the indenture or notes. (Sections 9.1 and 9.2).

                  Place, Method and Time of Payment

         We will pay principal and interest on the notes at our principal executive office, or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to the holder of the note at his or her address appearing on the register of the notes maintained by the registrar at the close of business ten (10) days prior to such payment date. Any payment of principal or interest which is due on a nonbusiness day will be payable by us on the next business day immediately following that nonbusiness day and no additional interest will accrue in the intervening period. (Section 4.1).

                  Events of Default

         An event of default is defined in the indenture as being a default in payment of principal or any installment of interest on the notes which has not been cured following 10 days written notice; our becoming subject to certain events of bankruptcy or insolvency; or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding notes. (Section 6.1).

         If an event of default occurs and is continuing, the trustee or the holders of a majority in principal amount of the then outstanding notes may declare the principal of and the accrued interest on all outstanding notes due and payable. (Section 6.2). If such a declaration is made, we are required to pay the principal of and interest on all outstanding notes within 90 days after the declaration, so long as the senior indebtedness has not matured by lapse of time, acceleration or otherwise. (Section 10.4). We are required to file annually with the trustee an officer's certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior indebtedness. (Section 4.3).

         The indenture provides that the holders of a majority of the aggregate principal amount of the notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the notes, except a default in payment of principal or interest on the notes or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or notes, except in payments of principal or interest on the notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the notes. (Section 6.4).

         If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of any note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense (Section 7.1). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual note holder to institute legal proceedings in the event of our default. (Section 6.5).

                  Satisfaction and Discharge of Indenture

         The indenture may be discharged upon the payment of all notes outstanding thereunder. (Article 8).

                  Reports to the Securities and Exchange Commission

         We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. (Section 4.2). Copies of such reports will be sent to any note holder upon written request.

                  Service Charges

         We reserve the right to assess service charges and fees for issuing notes to replace lost or stolen notes, to transfer a note, or to issue a replacement interest payment check. (Sections 2.6 and 2.7).

                  Transfer

         A note holder may not transfer any note until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any note for a period beginning 15 days before the date notice is mailed of the redemption or the maturity of such note and ending on the redemption of such note or 21 days after the maturity date of the note, as appropriate. (Section 2.6). No assurance can be given that a note holder will be able to sell any note or to sell any note at a profit. See "Risk Factors--Your investment in the notes is illiquid and your ability to transfer the note may be limited".

                  Concerning the Trustee

         The indenture contains certain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign. (Sections 7.10 and 7.11).

                  Accounts

         We are qualified to serve as custodian for individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We did not seek or obtain an opinion of counsel regarding the tax considerations relating to the purchase, ownership and disposition of the notes and the following summary is based on our management's beliefs based on their reading of the law. This discussion is based on provisions of the Internal Revenue Code of 1986, applicable regulations thereunder, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

         This summary applies only to United States holders that are beneficial owners of the notes as "capital assets," within the meaning of Code Section 1221. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations,
(3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities, (7) brokers or dealers in securities or currencies, (8) holders whose "functional currency" is not the U.S. dollar, (9) persons that will hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" (as defined for tax purposes), or (10) persons deemed to sell the notes under the constructive sale provisions of the Code. This summary discusses the Federal income tax considerations applicable to the initial purchase of the notes and does not discuss the tax considerations of a subsequent purchase of the notes. Each prospective purchaser of notes should consult his or her own tax advisor.

         The interest income earned on the notes will be taxable as ordinary income to the holders of the notes. The holder will report the interest income earned on the note in accordance with the holder's method of accounting for Federal income tax purposes. Holders of notes using the cash basis of accounting will report the interest income in the year the interest is actually or constructively received. Because a note holder may require monthly payment of interest income on the note, the interest income will be treated as constructively received by a cash basis taxpayer on each interest payment date. Holders of notes using the accrual basis of accounting will include the interest income ratably over the term of the note.

         Upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income and not added to the note's basis, which amount may be received without generating further income) and (2) such holder's adjusted tax basis in the note. A holder's adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the note is more than twelve months at the time of sale, exchange or redemption. Under current law, long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at capital gains rates. The deductibility of capital losses is subject to limitations.

         Under the Code, we must report the interest earned on notes with respect to each holder to the Internal Revenue Service on the appropriate Form 1099, a copy of which will also be provided to a note holder. No portion of interest generally will be withheld for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If a note holder does not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on any interest paid. The withholding rate is presently 28% of the interest. It is our policy not to sell to anyone refusing to provide a taxpayer identification number on a Form W-8 or W-9.

         THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

         We are offering up to $25,000,000 in aggregate principal amount of the notes. We will offer the notes through our officers and employees directly without an underwriter or agent and on a continuous basis. This offering will expire on January 31, 2008. However, we have the right to terminate this offering at any time before that date.

         We do not currently use a broker-dealer or an agent to assist in the sales of the notes. We may employ the services of a National Association of Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the notes on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we will file a post-effective amendment to the registration statement containing this prospectus to disclose the name of the broker-dealer, the compensation being paid to the broker-dealer and any other material terms of our agreement with the broker-dealer, including any agreement that we make to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act of 1933. Any written agreement that we reach with the broker-dealer will also be filed as an exhibit to the post-effective amendment to the registration statement. We will cease selling the notes until the SEC declares the post-effective amendment effective.

         We intend to conduct the offering by direct mail, advertisements in print and electronic media, oral solicitations and other methods, all in compliance with applicable laws and regulations, including securities laws. Our officers and employees will not receive any additional compensation or commission for their selling efforts. We will otherwise offer the notes through our officers and employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934 and all applicable state securities laws.

         We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

         The notes may be purchased only by means of a written offer to purchase in the form provided by us. We will not accept an offer to purchase notes or negotiate checks delivered for payment on the sale of notes unless the prospective purchaser has previously received this prospectus and any related prospectus supplement. If we receive a properly executed offer to purchase and payment for the purchase of notes from any person who has previously received this prospectus but who has not received a current prospectus supplement, we will not accept the offer to purchase or any payment for a note until five business days following the mailing of a confirmation of sale and a current prospectus supplement to such prospective purchaser. During this five business day period, any prospective purchaser of notes may revoke his or her offer, orally or in writing, and we will promptly return any checks or funds previously delivered to us. Once we accept an offer, however, the purchase of the note and the issuance of certificates for the note will be deemed to have occurred as of the date we receive the offer to purchase and payment. We reserve the right to reject any offer to purchase, in whole or in part. In the event your offer is not accepted, we will promptly refund your funds, without deduction of any costs and without interest.

         There is no established trading market for the notes, and we do not expect one to develop.

         Prospective purchasers who have submitted subscription agreements and payment of the purchase price for notes may revoke their offer by writing to us at 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112, Attention:
Investor Relations, or by calling (816) 756-2020. Investors seeking information as to the current interest rates for the notes may contact Pioneer at (816) 756-2020 to receive a current quote as to such rates.

                          NOTICE TO MISSOURI RESIDENTS

         The Missouri Securities Division has determined that an investment in the notes is not suitable for anyone who does not have:

          o a gross income of $45,000 and a net worth of $45,000 (exclusive of home, home furnishings and automobiles); or

          o a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and

          o    no more than 10% of their liquid net worth invested in the notes.

         In determining whether to sell notes to a particular investor, we will comply with the standards set forth above. We, however, may deviate from those standards in limited circumstances if we determine that an investment in the notes is appropriate for that particular person based on, among other things the investor's age, the investor's knowledge, experience and sophistication with financial matters, and the investor's total net worth, including liquid and non-liquid assets.

                          VALIDITY OF INVESTMENT NOTES

         The validity of the notes being offered by this prospectus will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri.

                                     EXPERTS

         Our financial statements included in this prospectus for the years ended September 30, 2005, 2004, and 2003 have been audited by BKD, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the report of BKD, LLP, given on authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC, Washington, D.C., a post-effective amendment to our registration statement on Form S-1 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our notes sold in this offering, refer to the post-effective amendment to our registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

         A copy of the post-effective amendment to our registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

         As a result of the offering, we are subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

                          INDEX TO FINANCIAL STATEMENTS


                                                                      Page
                                                                      ----

Report of Independent Registered Public Accounting Firm...........    F-2

Consolidated Balance Sheets September 30, 2005 and 2004...........    F-3

Consolidated Statements of Income for the years ended
September 30, 2005, 2004 and 2003.................................    F-4

Consolidated Statements of Stockholder's Equity for
the years ended September 30, 2005, 2004 and 2003.................    F-5

Consolidated Statements of Cash Flows for the years
ended September 30, 2005, 2004 and 2003...........................    F-6

Notes to Consolidated Financial Statements........................    F-7

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

Board of Directors
Pioneer Financial Services, Inc.
Kansas City, Missouri


We have audited the accompanying consolidated balance sheets of Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), as of September 30, 2005 and 2004, and the related consolidated statements of income, stockholder's equity and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Financial Services, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.


                                    BKD, LLP
Kansas City, Missouri
November 11, 2005

                        PIONEER FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                           SEPTEMBER 30, 2005 AND 2004
                                               2005                  2004
                                            -------------         -------------

Cash and cash equivalents                   $   1,734,925         $   2,078,178
Other investments                               2,196,096             2,055,923

Finance receivables:
   Direct receivables                         223,926,765           176,691,292
   Retail installment contracts                23,262,974            21,715,543
                                            -------------         -------------
Finance receivables before allowance
    for credit losses                         247,189,739           198,406,835
   Allowance for credit losses                (14,001,868)          (11,240,868)
                                            -------------         -------------
Net finance receivables                       233,187,871           187,165,967

Furniture and equipment, net                    1,504,082             1,539,838
Unamortized computer software                   1,987,541             1,225,146
Deferred income taxes                           4,279,232             3,692,100
Prepaid and other assets                        2,449,999               514,801
                                            -------------         -------------

Total assets                                $ 247,339,746         $ 198,271,953
                                            =============         ==============

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Revolving credit line - banks               $  13,965,005         $  12,620,000
Revolving credit line - affiliate               1,659,396             2,613,823
Accounts payable                                1,394,315             2,012,486
Accrued expenses and other liabilities          9,150,199             9,997,410
Amortizing term notes                         163,973,031           121,912,164
Investment notes                               25,125,450            23,222,252
                                            -------------         -------------

Total liabilities                             215,267,396           172,378,135
                                            -------------         -------------

Stockholder's equity:
Common stock, $100 par value; authorized
   20,000 shares; issued and outstanding
   17,136 shares                                1,713,600             1,713,600
Retained earnings                              30,347,500            24,180,218
Accumulated other comprehensive income             11,250                     -
                                            -------------         -------------

Total stockholder's equity                     32,072,350            25,893,818
                                            -------------         -------------

Total liabilities and stockholder's equity  $ 247,339,746         $ 198,271,953
                                            =============         ==============

                 See Notes to Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                              Year Ended September 30,
                                 ----------------------------------------------
                                     2005             2004             2003
                                 ------------     ------------     ------------

Revenue
   Finance income                $ 63,182,000     $ 54,058,834     $ 50,003,315
   Insurance premiums
      and commissions               4,921,871        5,120,498        5,287,574
   Other income, fees
      and commissions               1,250,406        1,695,854        1,645,888
                                 ------------     ------------     ------------
Total revenue                      69,354,277       60,875,186       56,936,777

Provision for credit losses        13,043,644       10,587,502       12,167,529
Interest expense                   10,995,602        9,063,272        9,325,322
                                 ------------     ------------     ------------

Net revenue                        45,315,031       41,224,412       35,443,926

Operating expenses
   Employee costs                  21,024,706       20,661,557       18,762,187
   Facilities                       5,786,475        4,988,827        4,997,806
   Marketing                        2,619,490        2,532,868        2,063,488
   Professional fees and other      4,841,387        3,917,252        3,501,576
                                 ------------     ------------     ------------

Total operating expenses           34,272,058       32,100,504       29,325,057


Income before income taxes         11,042,973        9,123,908        6,118,869
Provision for income taxes          3,875,000        3,136,053        2,139,000
                                 ------------     ------------     ------------

Net income                       $  7,167,973     $  5,987,855     $  3,979,869
                                 ============     ============     ============

Net income per share, basic
   and diluted (17,136 shares)   $     418.30     $     349.43     $     232.25
                                 ------------     ------------     ------------

                 See Notes to Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                      Accumulated
                                                                                         Other
                                                                        Retained      Comprehensive
                                         Total       Common Stock       Earnings         Income
                                     ------------    ------------    ------------     -------------

Balance, September 30, 2002          $ 17,320,279    $  1,713,600    $ 15,606,679     $           -

  Net income                                                            3,979,869
  Accumulated other
   comprehensive income -
    unrealized gain on equity
    securities, net of income
    taxes
  Total comprehensive income            3,979,869
  Dividend paid ($31.75 per share)       (544,068)                       (544,068)
                                     ------------    ------------    ------------     -------------

Balance, September 30, 2003            20,756,080       1,713,600      19,042,480                 -


  Net income                                                            5,987,855
  Accumulated other
   comprehensive income -
    unrealized gain on equity
    securities, net of income
    taxes
  Total comprehensive income            5,987,855
  Dividend paid ($49.61 per share)       (850,117)                       (850,117)
                                     ------------    ------------    ------------     -------------

Balance, September 30, 2004            25,893,818       1,713,600      24,180,218                 -


  Net income                                                            7,167,973
  Accumulated other
   comprehensive income -
    unrealized gain on equity
    securities, net of income
    taxes                                                                                    11,250
  Total comprehensive income            7,179,223
  Dividend paid ($58.40 per share)     (1,000,691)                     (1,000,691)
                                     ------------    ------------    ------------     -------------

Balance, September 30, 2005          $ 32,072,350    $  1,713,600    $ 30,347,500     $      11,250
                                     ============    ============    ============     =============

                 See Notes to Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Year Ended September 30,
                                             ------------------------------------------------
                                                 2005              2004              2003
                                             -------------     -------------    -------------
Cash Flows from Operating Activities:
   Net income                                $   7,167,973     $   5,987,855    $   3,979,869
   Items not requiring (providing) cash:
      Provision for credit losses on
         finance receivables                    13,043,644        10,587,502       12,167,528
      Depreciation and amortization              1,100,293           687,296          735,784
      Compounded interest added to
         investment notes                        1,228,362         1,203,862        1,190,811
      Deferred income taxes                       (587,132)         (327,400)      (1,033,700)
      Loss on disposal/donation of
        equipment                                    7,756             4,318           47,794
   Changes in:
      Accounts payable and accrued                (830,079)          531,441          812,819
         expenses
      Prepaids and other assets                     22,126          (179,942)         (56,705)
                                             -------------     -------------    -------------

         Net cash provided by operating
           activities                           21,152,943        18,494,932       17,844,200
                                             -------------     -------------    -------------

Cash Flows from Investing Activities:
   Loans originated                           (188,471,423)     (150,192,310)    (120,036,891)
   Loans purchased                             (20,876,648)      (18,496,705)     (15,451,391)
   Loans repaid                                148,325,199       127,609,433      119,437,177
   Capital expenditures                         (1,835,998)       (1,980,760)        (661,840)
   Securities purchased                           (326,554)         (502,070)        (317,970)
   Securities matured                              205,000           400,000          213,000
                                             -------------     -------------    -------------

         Net cash used in investing
           activities                          (62,980,424)      (43,162,412)     (16,817,915)
                                             -------------     -------------    -------------

Cash Flows from Financing Activities:
   Net borrowing (repayments) under lines         (250,784)        2,534,153           10,642
      of credit
   Proceeds from borrowings                    100,153,548        70,660,132       45,850,802
   Repayment of borrowings                     (57,417,845)      (47,637,619)     (45,455,415)
   Dividends paid                               (1,000,691)         (850,117)        (544,068)
                                             -------------     -------------    -------------

         Net cash provided by (used in)
            financing activities                41,484,228        24,706,549         (138,039)
                                             -------------     -------------    -------------

Net Increase/(Decrease) in Cash                   (343,253)           39,069          888,246

Cash and cash equivalents
  Beginning of Year                              2,078,178         2,039,109        1,150,863
                                             -------------     -------------    -------------

Cash and cash equivalents
  End of Year                                $   1,734,925     $   2,078,178    $   2,039,109
                                             =============     =============    ==============

                 See Notes to Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SEPTEMBER 30, 2005, 2004 AND 2003

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Concentration
--------------------------------------

Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), is a specialized financial services company which originates and services consumer loans and provides other products and financial services exclusively to active duty or retired career military personnel or Department of Defense employees. The Company's revenues are primarily earned from the making of direct loans and the purchase of retail installment contracts. The Company also earns revenues from commissions from the sale of credit-related insurance placed with non-related insurance companies and from reinsurance premiums on credit accident and health insurance. Additionally, the Company sells non-loan related products and services, including roadside assistance programs and discount healthcare cards.

Principles of Consolidation and Business Combinations
-----------------------------------------------------

The accompanying consolidated financial statements include the accounts of Pioneer Financial Services, Inc. (a wholly-owned subsidiary of Pioneer Financial Industries, Inc.) and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the accompanying consolidated financial statements.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
----------------

The Company considers all liquid investments to be cash equivalents, which consisted of a money market account at September 30, 2005 and 2004. From time to time, the Company's cash accounts exceed federally insured limits.

Investments
-----------

Investments consist primarily of certificates of deposit, amounting to $358,135 and $357,018; stock, amounting to $134,640 and $0; and debt securities, amounting to $1,703,321 and $1,698,905 at September 30, 2005 and 2004,
respectively, consist of corporate and United States government bonds. Stocks for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale and carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholder's equity. The debt securities, which the Company has the positive intent and ability to hold until maturity, are classified as held-to-maturity and valued at historical cost, adjusted for amortization of premiums and accretion of discounts computed by the level-yield method. Of the held-to-maturity debt securities at September 30, 2005, $1,566,570 matures in between one and five years and $136,751 matures in six or more years. The recorded value of these investments approximates fair value at September 30, 2005 and 2004. Investments aggregating $1,889,345 and $1,855,923 at September 30, 2005 and 2004, respectively, were required as statutory reserves and are on deposit with regulatory authorities or maintained in trust accounts.

Revenue Recognition
-------------------

Interest income on finance receivables is recognized using a method which approximates the level-yield method. Late charges are credited directly to income when received. Accrual of interest income on finance receivables is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit property, life, accident and health insurance premiums are placed with non-related insurance companies. Premiums on such insurance are remitted to the insurance companies, net of applicable advance commissions, which commissions are credited to income ratably over policy terms. Retrospective insurance commissions, if any, on this insurance are taken into income only as received. Pioneer Military Insurance Company, a subsidiary of the Company, reinsures from a non-affiliated insurance company risks on the credit accident and health insurance policies written on a portion of loans to customers of the Company. Reinsurance premiums are recognized as revenue over the period of risk in proportion to the amount of insurance protection provided.

Credit property insurance was discontinued in the fourth quarter as management determined that the Company should fine-tune the installment loan program in order to continue as a responsible alternative in an increasingly competitive military lending market. Secured lending is now limited to loans that are secured by real property and/or titled vehicles. The majority of loans will continue to be unsecured and the Company no longer accepts other personal property as security for secured loans.

Allowance for Credit Losses
---------------------------

The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. Finance receivables are charged-off when management deems them to be uncollectable through normal collection procedures or they become 270 days delinquent. The Company has developed policies and procedures for assessing the adequacy of the allowance for credit losses which take into consideration the historical credit loss experience of the Company, delinquency trends, current economic conditions, current or future military deployments, and the composition of the finance receivable portfolio. The Company uses various ratio analyses in evaluating prior finance receivable losses and delinquency experience. These and other analyses are used to measure historical movement of finance receivables through various levels of repayment, delinquency, and loss. The results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside the Company's control, such as economic conditions and current or future military deployments. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term.

Furniture and Equipment
-----------------------

Furniture and equipment are carried at cost and depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method. At September 30, 2005 and 2004, accumulated depreciation was $3,585,169 and $3,153,661, respectively.

Software and Development Costs
------------------------------

The Company capitalizes purchased software which is ready for use and amortizes the cost on a straight-line basis over its estimated useful life. The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project. Management generally authorizes further funding when it deems it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only direct external costs and payroll and payroll-related costs for employees directly associated with the internal-use software project. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Software development costs are amortized on a straight-line basis over the estimated useful life of the software.

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets
-------------------------------

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of the asset to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value less costs to sell. The Company has not reported any provision for impairment of long-lived assets.

Net Income per Share
--------------------

Net income per share is computed based upon the weighted-average common shares outstanding of 17,136 during each period. There are no potentially dilutive securities issued and outstanding.

Income Taxes
------------

The Company files its federal income tax return on a consolidated basis with its parent company, Pioneer Financial Industries, Inc., and other affiliates. The provision for income taxes in the accompanying consolidated statements of income represents the Company's share of the consolidated income tax provision on a separate return basis.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Fair Value of Financial Instruments
-----------------------------------

The fair values of finance receivables and borrowings were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Because no market exists for these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values represent values at which the respective financial instruments could be sold individually or in the aggregate. The carrying amounts for cash, accounts payable and current liabilities are a reasonable estimate of their fair values. The fair value of other investments is based on quoted market prices. Additional information about the fair value of financial instruments is contained in Notes 2 and 3.


NOTE 2:  FINANCE RECEIVABLES

Loan Portfolio
--------------

At September 30, 2005 and 2004, finance receivables totaled $247,189,739 and $198,406,835, respectively; all receivables originated from direct loans and retail installment contracts. Direct loans originated in 2005 and 2004 averaged $3,486 and $3,348 with a weighted maturity of 27.7 and 26.1 months, respectively, while retail installment contracts averaged $2,909 and $2,951 with a weighted maturity of 25.6 and 26.9 months, respectively. Approximately 94% and 95% of finance receivables were paid electronically via the Government Allotment System or through the National Automated Clearinghouse Association for the years ended September 30, 2005 and 2004, respectively. At September 30, 2005 and 2004, the accrual of interest income had been suspended on $12,005,384 and $5,862,643 of loans, respectively.

At September 30, 2005 and 2004, the fair value of notes receivable approximates book value.

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:  FINANCE RECEIVABLES (Continued)

Allowance for Credit Losses
---------------------------

Changes in the allowance for credit losses are as follows:

                                          For the Year Ended, September 30,
                                   ---------------------------------------------
                                        2005           2004             2003
                                   ------------     -----------    ------------

Balance beginning of period        $ 11,240,868     $ 9,220,868    $  6,220,869
                                   ------------     -----------    ------------
Charge-offs:
  Loans charged-off                 (11,742,047)     (9,987,389)    (10,370,150)
  Recoveries                          1,459,403       1,419,887       1,202,621
                                   ------------     -----------    ------------
Net charge-offs                     (10,282,644)     (8,567,502)     (9,167,529)
Provision for credit losses          13,043,644      10,587,502      12,167,528
                                   ------------     -----------    ------------

Balance end of period              $ 14,001,868    $ 11,240,868    $  9,220,868
                                   ============    ============    ============

NOTE 3:  BORROWINGS

Senior Lending Agreement
------------------------

On September 30, 2005, the Company had a senior lending agreement with a group of banks, which is an uncommitted facility that provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to the Company in the future. At September 30, 2005, the Company had the ability to request up to $250.0 million in the form of revolving credit lines and amortizing notes if it satisfied all terms of its senior lending agreement including maintaining a Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement) of not more than 80%. At September 30, 2005, pursuant to the terms of the senior lending agreement, the Company could request up to $18,154,359 in additional funds from ten banks. Any bank may elect not to participate in any future funding at any time without penalty. No bank, however, has any contractual obligation to lend the Company these additional funds. This senior lending agreement matures October 1, 2006.

On or before March 31 of each year, each bank that is a party to the senior lending agreement is to deliver to the Company a written indication of whether or not it wishes to participate in future fundings and the amounts that it expects to be willing to fund during the next 12 months. As of March 31, 2005, ten banks indicated in writing their willingness to participate in fundings up to an aggregate of $250.0 million during the next 12 months, including all amounts currently outstanding under the senior lending agreement.

If a bank were to elect not to participate in future fundings, any existing borrowings from that bank under the revolving credit line would be payable in twelve equal monthly installments. The Company anticipates that it would repay that amount through borrowings from other banks participating in the senior lending agreement. Any existing borrowings under amortizing notes from the bank electing not to participate would be repayable according to their original terms.

Advances outstanding under the revolving credit line were $13,965,005 and $12,620,000 at September 30, 2005 and 2004, respectively. The revolving credit line is payable upon demand in 12 equal monthly payments of principal. Interest on borrowings under the revolving credit line is payable monthly and floats with prime, which was 6.75% at September 30, 2005. At September 30, 2005 and 2004, the aggregate balance outstanding under amortizing notes was $163,973,031 and $121,912,164, respectively. Interest on the amortizing notes is fixed at 270 basis points over the ninety day moving average of like-term Treasury notes when issued. There were 265 and 214 amortizing and term notes outstanding at September 30, 2005 and 2004 with a weighted average interest rate of 6.07% and
5.85 %, respectively. Interest on all borrowings under the senior lending agreement is payable monthly. Substantially all of the

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3:  BORROWINGS (Continued)

Company's assets secure this bank debt. The senior lending agreement limits, among other things, the Company's ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments,
(4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person and (6) incur additional debt for borrowed money.

The senior lending agreement also contains certain restrictive covenants that require the Company, among other things, to maintain specific financial ratios and to satisfy certain financial tests including: (a) an Allowance for Credit Losses (as defined in the senior lending agreement) equal to or greater than the Allowance for Credit losses at the end of the prior fiscal year and at no time less than 3% of net receivables, (b) a Senior Indebtedness to Tangible Net Worth Ratio (as defined in the senior lending agreement) as of the end of each quarter not greater than 4.75 to 1.00, and (c) Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement) as of the end of each quarter of no more than 80%. The Company is also required to maintain a Consolidated Total Required Capital (as defined in the senior lending agreement) of at least $12.5 million plus 50% of the cumulative net income during each fiscal year ending after September 30, 2002 ($21,067,849 at September 30, 2005). The breach of any of these covenants could result in a default under the senior lending agreement, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. As of September 30, 2005, the Company is in material compliance with all loan covenants.

Parent Company Line of Credit
-----------------------------

The Company has an unsecured revolving line of credit for the amount equal to the greater of two million dollars or 2.5% of the outstanding principal amount of senior debt from its sole shareholder, Pioneer Financial Industries, Inc., which is due upon demand. The maximum outstanding principal was $4,443,951 at September 30, 2005. Advances outstanding under this revolving line of credit were $1,659,396 and $2,613,823 at September 30, 2005 and 2004, respectively. Interest is charged at prime plus 2% (8.75% at September 30, 2005) and is payable monthly.

Investment Notes
----------------

The Company has also borrowed through the issuance of investment notes with an outstanding balance of $25,125,450 and $23,222,252 at September 30, 2005 and 2004, respectively. The investment notes are non-redeemable before maturity by the holders, are issued at various rates and mature one to ten years from date of issue. The Company, at its option, may redeem and retire any or all of the investment notes upon 30 days written notice. All investment notes are renewable for a like term at the prevailing interest rate, unless presented for payment. The average investment note size was $24,754 and $24,114, with a weighted interest rate of 9.15% and 9.45% at September 30, 2005 and 2004, respectively.

On May 13, 2003, the Securities and Exchange Commission declared the Company's registration statement effective permitting the sale of $25 million principal amount of investment notes on a continuous basis. On February 10, 2005, the Securities and Exchange Commission declared the Company's post-effective amendment effective.

The retainment percentages for the investment notes maturing in 2005 and 2004 are as follows:

Fiscal           Total                               Retainment
Year           Retained           Amount Due         Percentage
-----          ---------          ----------         ----------
2005        $  2,691,958          $ 6,125,064          43.95%
2004         $ 1,635,342          $ 3,174,757          51.51%

Maturities
----------

A summary of maturities for the amortizing notes and investment notes at September 30, 2005, follows:

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:  BORROWINGS (Continued)

                               Amortizing         Investment
                               Term Notes            Notes            Total
                             ------------        -----------      ------------
2006                         $  59,345,948        $2,485,973       $61,831,921
2007                            48,805,765         1,797,913        50,603,678
2008                            37,558,065         2,473,490        40,031,555
2009                            18,263,253         2,690,520        20,953,773
2010                                     -         2,219,346         2,219,346
2011                                     -         2,551,997         2,551,997
2012                                     -         1,930,137         1,930,137
2013                                     -         1,071,122         1,071,122
2014                                     -         2,425,202         2,425,202
2015 and thereafter                      -         5,479,750         5,479,750
                             ------------        -----------      ------------
Total 2005                   $163,973,031        $25,125,450      $189,098,481
                             ============        ===========      ============

At September 30, 2005 and 2004, the fair value of borrowings approximates book value.


NOTE 4:  INCOME TAXES

The provision for income taxes included in the accompanying consolidated statements of income consists of the following:

                                    2005            2004             2003
                                 ----------      ----------      -----------
    Taxes currently payable      $4,462,132      $3,463,453      $ 3,172,700
    Deferred income taxes          (587,132)       (327,400)      (1,033,700)
                                 ----------      ----------      -----------
    Total provision              $3,875,000      $3,136,053      $ 2,139,000
                                 ==========      ==========      ===========

The tax effects of temporary differences related to deferred taxes shown on the September 30, 2005 and 2004 consolidated balance sheets are as follows:

                                                2005              2004
                                             ----------        ----------
    Deferred tax assets:
        Allowance for credit losses          $5,040,672        $4,046,700
        Accumulated depreciation               (142,767)         (277,900)
        Deferred origination costs             (558,576)          (11,800)
        Other                                   (60,097)          (64,900)
                                             ----------        ----------
             Net deferred tax asset          $4,279,232        $3,692,100
                                             ==========        ==========

A reconciliation of the provision for income taxes at the normal federal statutory rate of 34% to the provision included in the accompanying consolidated statements of income is shown below:

                                                                   2005            2004            2003
                                                               -----------     -----------     ----------
Provision for federal income taxes at statutory rate           $ 3,754,610     $ 3,100,071     $2,080,415
Increase (decrease) in income tax provision resulting
   from:
     State and local income taxes, net of federal
     tax                                                            91,650          37,754         47,478
       Benefit
     Nondeductible expenses and other                               28,740          (1,772)        11,107
                                                               -----------     -----------     ----------
         Provision for income taxes                            $ 3,875,000     $ 3,136,053     $2,139,000
                                                               ===========     ===========     ==========

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:  INTANGIBLE ASSETS

The carrying basis of recognized intangible assets (computer software) at September 30, 2005 and 2004 was $3,818,023 and $2,507,966, respectively, and the related accumulated amortization was $1,830,481 and $1,282,820, respectively.

Amortization expense for the years ended September 30, 2005, 2004 and 2003 was $556,878, $187,091 and $210,271, respectively. Amortization expense for the years ending September 30, 2006, 2007 and 2008 is estimated to be $847,509, $800,193 and $339,839, respectively.

NOTE 6:  RELATED PARTY TRANSACTIONS

A description of significant transactions with the Company's sole shareholder, Pioneer Financial Industries, Inc. and other related entities (collectively referred to as PFI) for the years ended September 30, 2005, 2004 and 2003 follows.

The Company has an unsecured revolving line of credit with PFI. The line of credit is due on demand and interest accrues at the prime rate plus 2%. During fiscal 2005, 2004 and 2003, the Company made interest payments on this debt of $152,111, $145,313 and $121,346, respectively.

During fiscal 2005, 2004 and 2003, the Company paid $706,333, $694,663 and $695,578, respectively, to PFI for strategic planning, professional services and service charges. The amount charged to the Company is based on PFI's costs plus a mark-up of not more than 50%. Management of the Company believes the charges are a reasonable estimate of the value received.

Pursuant to an agreement with PFI dated September 21, 2001, which automatically renews annually, the Company sells health discount cards through its retail sales offices on a commission basis. These health discount cards were developed and procured through vendors by PFI and provided to the Company through a sales agent agreement. The Company retains a commission for the sale of each card and remits the remainder to PFI. The amount remitted to PFI was $238,215, $529,808 and $491,340 in fiscal 2005, 2004 and 2003, respectively, which approximates costs. The Company's commissions on the sale of health cards were $690,297, $794,821 and $717,767 in fiscal 2005, 2004 and 2003, respectively.

During fiscal 2003, the Company paid PFI a fee of approximately $100 for each loan customer referral for its Germany operations. Fees paid in fiscal 2003 aggregated $597,715, which approximated the cost of identifying and making these referrals. On September 30, 2003, the Company purchased the German subsidiary from PFI.

The Company leases certain office equipment, signs and automobiles from Midstate Leasing, LLC, an entity owned by PFI's controlling shareholder and other shareholders. These operating leases are generally for nine-month periods and are automatically renewable. During fiscal 2005, 2004 and 2003, payments under these leases totaled $180,852, $190,488 and $192,389, respectively.

The Company's customers execute a master credit agreement in connection with direct loans. The extended effectiveness of this agreement helps expedite the extension of subsequent loans to the customer. PFI's principal shareholder developed and copyrighted the form of this agreement, and the Company licensed it from him in return for a royalty pursuant to a trademark licensing agreement that automatically renews annually. In fiscal 2005, the royalty averaged $2.76 per loan, and aggregated $219,481. In fiscal 2004 and 2003, the royalty averaged $2.65 and $2.47 per loan, and aggregated $170,356 and $135,786, respectively.

Amounts due to PFI under the revolving line of credit are discussed in Note 3. There are no other amounts due to PFI or other related entities at September 30, 2005 or 2004.

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7:  LEASE OBLIGATIONS

At September 30, 2005, the Company was obligated under non-cancelable operating leases covering its facilities and certain equipment expiring through 2010. Aggregate minimum annual rentals payable are summarized as follows:

Year Ending September 30:
            2006                                   $  949,847
            2007                                      892,794
            2008                                      875,949
            2009                                      583,274
            2010                                      379,472

The minimum rentals shown above do not include rents payable on a "month-to-month" or "cancelable" basis. Rental expense charged against operations totaled $1,786,861, $1,590,200 and $1,701,984, for the fiscal years ended September 30, 2005, 2004 and 2003, respectively. Included in these amounts were $180,852, $190,488 and $336,389, for the fiscal years ended September 30, 2005, 2004 and 2003, respectively, paid to related parties.

NOTE 8:  PROFIT-SHARING PLAN

The Company participates in a profit-sharing plan, which covers substantially all employees who are 21 years of age and have been employed by the Company for one year. The Company contributes an amount to the plan each year that is determined by the board of directors. In fiscal 2005 and 2004, the Company matched 50.0% and 33.3%, respectively, of participant 401(k) deferrals up to a maximum of 5% of total compensation. Participant interests are vested after three years of service. Contributions to the plan were $700,580, $901,466 and $705,321, for the years ended September 30, 2005, 2004 and 2003, respectively.

NOTE 9: LITIGATION

         We became aware, in the second quarter of fiscal year 2005, that the Florida Attorney General was planning to file a lawsuit against a subsidiary of ours accusing it of violating Florida lending laws and requiring it to comply with such laws in connection with 216 loans that were made by our subsidiary during the period December 2001 to March 2003. We have relied upon the case of Pioneer Military Lending v. Manning, 2 F.3d 280 (8th Cir. 1993), the Eighth Circuit Court of Appeals held that the Commerce Clause of the U.S. Constitution prevents the lending laws of the State in which a non-resident military borrower is stationed from regulating such loan transactions. In the eleven years since the Manning decision, more than 25 states have accepted the rationale in that decision and allowed us to utilize the aforementioned business model without local state regulation. While not obligated to do so, we have been cooperating fully with an inquiry conducted during the past two and a half years by the Florida Attorney General regarding the loans made from our subsidiary in Georgia to non-resident U.S. military personnel stationed in Florida. In March 2005, our subsidiary received another subpoena from the Attorney General's Office, that we interpreted as indicating that the Florida Attorney General was planning to file a lawsuit. We believe we cannot continue to meet the borrowing needs of U.S. military personnel if we are required to comply with the lending laws of each of the significant number of states that have military installations. On April 29, 2005, Pioneer Military Lending of Georgia, Inc., a Georgia corporation and wholly-owned subsidiary of ours, filed a Complaint for Declaratory Judgment, Injunctive Relief and Damages against Charlie Crist, the Attorney General of Florida, in the United States District Court for the Northern District of Florida. The complaint seeks a determination that, among other things, we and our affiliates are not subject to Florida lending laws and licensing requirements. The Company is also currently involved in various litigation matters in the ordinary course of business. The Company is not currently involved in any other litigation or proceeding that it expects, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and cash flows.

                                    PIONEER
                                   FINANCIAL
                                    SERVICES
        Since 1932


                          $25,000,000 Investment Notes
                          Minimum Investment of $1,000

                                   Prospectus

                               January 31, 2006

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Item 13.  Other Expenses of Issuance and Distribution.

         The following table sets forth expenses and costs payable by the Registrant which are expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

                                                                     Amount
                                                                    --------
    Registration fee under Securities Act...............            $  2,300
    Legal fees and expenses.............................             345,200
    Accounting fees and expenses........................              95,000
    Printing expenses...................................             150,000
    Trustee fees........................................              23,000
    Miscellaneous expenses..............................             289,000
                                                                    --------
           Total........................................            $904,500
                                                                    ========

         Item 14.  Indemnification of Directors and Officers.

         Section 351.355 of the Missouri Statutes empowers a Missouri corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein. The provisions of
Section 351.355 are not exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation, the bylaws, any agreement, any shareholder or disinterested director vote, or otherwise.

         Article VI of the Registrant's Bylaws entitles officers and directors to be indemnified by the Registrant against expenses, attorney's fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any action, suit or proceeding, including actions brought by or in the right of the Registrant, to which such persons are made or threatened to be made a party, by reason of their being a director or officer. Such right, however, may be made only as authorized by (i) a majority vote of disinterested directors, or (ii) if such quorum is not obtainable, or if obtainable, a majority thereof so directs, by independent legal counsel, or
(iii) by the shareholders of the Registrant, upon a determination that the person seeking indemnification acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Registrant, or, if the action is criminal in nature, upon a determination that the person seeking the indemnification had no reasonable cause to believe that such person's conduct was unlawful. This Article also requires the Registrant, upon authorization by the Board of Directors, to advance expenses reasonably incurred in defending such actions; provided, however, that any person seeking such an advance first provide the Registrant with an undertaking to repay any amount as to which it may be determined such person is not entitled.

         The above discussion of Section 351.355 and the Registrant's Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Bylaws. The Registrant has insurance coverage in the amount of $2,000,000 per year insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Item 16.  Exhibits and Financial Statement Schedules.

         The following documents are filed as exhibits to this registration statement:

Exhibit No.   Description
-----------   -----------

3.1 Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 of the Company's
              Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on February 18, 2003 (Commission No. 333-103293) (the "Initial Registration Statement").
3.2 Certificate of Amendment to Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 of the Initial Registration Statement).
3.3 Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.3 of the Initial Registration Statement).
4.1 Amended and Restated Indenture dated as of December 15, 2004 (Incorporated by reference to Exhibit 4.1 of the Post Effective Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission dated December 17, 2004 (Commission No. 333-103293) ("Post Effective Amendment No.2").

Exhibit No.   Description
-----------   -----------

4.2 Form of investment note certificate (Incorporated by reference to Exhibit 4.2 of the Post Effective Amendment No. 2).
4.3 Form of junior subordinated debenture prior to November 1, 2002 (Incorporated by reference to Exhibit 4.3 of the Initial Registration Statement).
4.7 Form of Agreement between the Company and various banks named in Amended and Restated Senior Lending Agreement (Incorporated by reference to Exhibit 4.7 of the Initial Registration Statement).
4.9 Amended and Restated Senior Lending Agreement dated October 1, 2003 among the company and various banks named therein. (Incorporated by reference to Exhibit 4.9 of the Post Effective Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission on December 12, 2003 (Commission No. 333-103293) ("Post Effective Amendment No. 1").
4.10 Promissory Note dated October 1, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to
              Exhibit 4.10 of the Form 10-Q filed on May 13, 2005).
4.11 Form of Rate Supplement (Incorporated by reference to Exhibit 4.11 of the Post Effective Amendment No. 2).
4.13          Form of Offer to Purchase (Incorporated by reference to Exhibit
              4.13 of the Post Effective Amendment No. 2).
4.14          Form of IRA Application.
5 Opinion of Stinson Morrison Hecker LLP (Incorporated by reference to Exhibit 5 of the Post Effective Amendment No. 2).
10.1 Form of Readi-Loan Licensing Agreement (Incorporated by reference to Exhibit 10 of the Initial Registration Statement).
10.2 Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to Exhibit 10.2 of the Initial Registration Statement).
10.3 Addendum to Office Building Lease between the Company and Belletower Partners, L.L.C. (Incorporated by reference to
              Exhibit 10.3 of the Initial Registration Statement).
10.4 First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to Exhibit 10.4 of the Initial Registration Statement).
10.5 Employment Contract between the Company and Randall J. Opliger (Incorporated by reference to Exhibit 10.5 of the Initial Registration Statement).
10.6 Trademark Licensing Agreement dated October 10, 2000 between the Company and Pioneer Licensing Services, Inc. (Incorporated by reference to Exhibit 10.6 of the Initial Registration Statement).
10.7 Transfer of Shares dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc.
              (Incorporated by reference to Exhibit 10.7 to the Post Effective Amendment No. 1.)
10.8 Capital Contribution Agreement dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 10.8 to the Post Effective Amendment No. 1.)
10.9 Stock Purchase Agreement dated October 29, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 10.9 to the Post Effective Amendment
              No. 1.)
10.10 Stock Purchase Agreement dated October 29, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 10.10 to the Post Effective Amendment
              No. 1.)
12 Statement regarding computation of ratios (Incorporated by reference to Exhibit 12 of the Post Effective Amendment No.
              2).
21 Subsidiaries of the Company (Incorporated by reference to Exhibit 21 of the Post Effective Amendment No. 1).
23.1          Consent of BKD LLP.
23.2          Consent of Stinson Morrison Hecker LLP (Included in Exhibit 5).
25 Statement of eligibility of trustee (Incorporated by reference to Exhibit 25 of Amendment No. 1 to Initial Registration Statement filed with the Securities and Exchange Commission on April 4, 2003 (Commission No. 333-103293)).

                 Item 17.  Undertakings.

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) thereof.

(5)

     (ii) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (ss.230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (ss.230.424 of this chapter);

     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant; and

     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this post effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on January 6, 2006.

PIONEER FINANCIAL SERVICES, INC.

/s/ WILLIAM D. SULLIVAN
---------------------------------
William D. Sullivan
Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this post effective amendment to the registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name                        Title                               Date
----                        -----                               ----

/s/ WILLIAM D. SULLIVAN     Chief Executive Officer             January 6, 2006
--------------------------  and Sole Director
William D. Sullivan         (Principal Executive Officer)



/s/ RANDALL J. OPLIGER      Chief Financial Officer,            January 6, 2006
--------------------------  Treasurer and Secretary
Randall J. Opliger          (Principal Financial Officer
                            and Principal Accounting Officer)

                                INDEX TO EXHIBITS

Exhibit No.   Description
-----------   -----------

3.1 Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 of the Company's
              Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on February 18, 2003 (Commission No. 333-103293) (the "Initial Registration Statement").
3.2 Certificate of Amendment to Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 of the Initial Registration Statement).
3.3 Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.3 of the Initial Registration
              Statement).
4.1 Amended and Restated Indenture dated as of December 15, 2004 (Incorporated by reference to Exhibit 4.1 of the Post Effective Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission dated December 17, 2004 (Commission No. 333-103293) ("Post Effective Amendment No.2").
4.2 Form of investment note certificate (Incorporated by reference to Exhibit 4.2 of the Post Effective Amendment No. 2).
4.3 Form of junior subordinated debenture prior to November 1, 2002 (Incorporated by reference to Exhibit 4.3 of the Initial Registration Statement).
4.7 Form of Agreement between the Company and various banks named in Amended and Restated Senior Lending Agreement (Incorporated by reference to Exhibit 4.7 of the Initial Registration Statement).
4.9 Amended and Restated Senior Lending Agreement dated October 1, 2003 among the company and various banks named therein. (Incorporated by reference to Exhibit 4.9 of the Post Effective Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission on December 12, 2003 (Commission No. 333-103293) ("Post Effective Amendment No. 1").
4.10 Promissory Note dated October 1, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to
              Exhibit 4.10 of the Form 10-Q filed on May 13, 2005).
4.11 Form of Rate Supplement (Incorporated by reference to Exhibit 4.11 of the Post Effective Amendment No. 2).
4.13          Form of Offer to Purchase (Incorporated by reference to Exhibit
              4.13 of the Post Effective Amendment No. 2).
4.14          Form of IRA Application.
5 Opinion of Stinson Morrison Hecker LLP (Incorporated by reference to Exhibit 5 of the Post Effective Amendment No. 2).
10.1 Form of Readi-Loan Licensing Agreement (Incorporated by reference to Exhibit 10 of the Initial Registration Statement).
10.2 Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to Exhibit 10.2 of the Initial Registration Statement).
10.3 Addendum to Office Building Lease between the Company and Belletower Partners, L.L.C. (Incorporated by reference to
              Exhibit 10.3 of the Initial Registration Statement).
10.4 First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to Exhibit 10.4 of the Initial Registration Statement).
10.5 Employment Contract between the Company and Randall J. Opliger (Incorporated by reference to Exhibit 10.5 of the Initial Registration Statement).
10.6 Trademark Licensing Agreement dated October 10, 2000 between the Company and Pioneer Licensing Services, Inc. (Incorporated by reference to Exhibit 10.6 of the Initial Registration Statement).
10.7 Transfer of Shares dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc.
              (Incorporated by reference to Exhibit 10.7 to the Post Effective Amendment No. 1.)
10.8 Capital Contribution Agreement dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 10.8 to the Post Effective Amendment No. 1.)
10.9 Stock Purchase Agreement dated October 29, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 10.9 to the Post Effective Amendment
              No. 1.)
10.10 Stock Purchase Agreement dated October 29, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 10.10 to the Post Effective Amendment
              No. 1.)
12 Statement regarding computation of ratios (Incorporated by reference to Exhibit 12 of the Post Effective Amendment No.
              2).
21 Subsidiaries of the Company (Incorporated by reference to Exhibit 21 of the Post Effective Amendment No. 1).
23.1          Consent of BKD LLP.
23.2          Consent of Stinson Morrison Hecker LLP (Included in Exhibit 5).
25 Statement of eligibility of trustee (Incorporated by reference to Exhibit 25 of Amendment No. 1 to Initial Registration Statement filed with the Securities and Exchange Commission on April 4, 2003 (Commission No. 333-103293)).